Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the condensed consolidated interim statement of financial position as of March 31, 2019, the condensed consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2019 and 2018 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea.  A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Group as of December 31, 2018, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 11, 2019, expressed an unqualified opinion.  The accompanying consolidated statement of financial position of the Group as of December 31, 2018, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 15, 2019

This report is effective as of May 15, 2019, the review report date.  Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto.  Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

As of March 31, 2019 and December 31, 2018

(In millions of won)	Note		March 31, 2019 (Unaudited)	December 31, 2018

Assets
Cash and due from banks at amortized cost	4, 7	~~W~~	21,882,775	17,348,626
Financial assets at fair value through profit or loss	4, 8		47,790,320	43,534,766
Derivative assets	4, 9		2,255,856	1,793,613
Securities at fair value through other comprehensive income	4, 10		50,757,646	38,314,170
Securities at amortized cost	4, 10		40,144,111	28,478,136
Loans at amortized cost	4, 11		307,959,580	299,609,472
Property and equipment			3,625,836	3,003,886
Intangible assets	31		5,624,571	4,320,134
Investments in associates	12		694,235	671,330
Current tax receivable			72,841	45,100
Deferred tax assets			248,692	426,965
Investment property			483,039	474,820
Other assets	4		32,317,829	21,571,918
Assets held for sale			8,066	7,574

Total assets		~~W~~	513,865,397	459,600,510

Liabilities
Deposits	4	~~W~~	273,848,328	265,000,190
Financial liabilities at fair value through profit or loss	4, 13		2,108,984	1,420,306
Financial liabilities designated at fair value through profit or loss	4, 14		8,727,229	8,535,800
Derivative liabilities	4, 9		2,273,782	2,439,892
Borrowings	4		29,274,787	29,818,542
Debt securities issued	4, 15		67,263,045	63,227,699
Liabilities for defined benefit obligations	16		147,564	127,348
Provisions	17		539,301	508,416
Current tax payable			509,556	430,306
Deferred tax liabilities			353,908	22,020
Liabilities under insurance contracts	18		49,658,633	26,218,882
Other liabilities	4		40,565,867	25,199,679

Total liabilities			475,270,984	422,949,080

Equity	19
Capital stock			2,645,053	2,645,053
Hybrid bonds			1,531,759	1,531,759
Capital surplus			9,904,973	9,895,488
Capital adjustments			(563,656)	(552,895)
Accumulated other comprehensive loss			(454,320)	(753,220)
Retained earnings			23,099,585	22,959,440
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			36,163,394	35,725,625
Non-controlling interests			2,431,019	925,805
Total equity			38,594,413	36,651,430

Total liabilities and equity		~~W~~	513,865,397	459,600,510

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2019 and 2018

(Unaudited)

			Three-month periods ended March 31
(In millions of won)	Note		2019	2018

Interest income
Financial assets at fair value through other comprehensive income and at amortized cost		~~W~~	3,652,964	2,998,690
Financial assets at fair value through profit or loss			190,351	162,021
			3,843,315	3,160,711
Interest expense			(1,461,808)	(1,102,414)
Net interest income	20		2,381,507	2,058,297

Fees and commission income			815,207	805,368
Fees and commission expense			(335,763)	(321,747)
Net fees and commission income	21		479,444	483,621

Insurance income			1,981,083	1,131,096
Insurance expenses			(2,186,009)	(1,260,827)
Net insurance loss	18		(204,926)	(129,731)

Dividend income			20,161	17,908
Net gain on financial assets at fair value through profit or loss			804,597	16,125
Net gain (loss) on financial assets at fair value through profit or loss (overlay approach)			(90,380)	50,630
Net gain (loss) on financial assets designated at fair value through profit or loss			(565,697)	53,152
Net foreign currency transaction gain			121,125	60,617
Net gain on disposal of financial asset at fair value through other comprehensive income	10		18,867	5,544
Net loss on disposal of securities at amortized cost	10		(1)	(3)
Provision for credit loss allowance	22		(257,390)	(179,527)
General and administrative expenses	23		(1,168,386)	(1,087,021)
Other operating expenses, net			(228,586)	(173,773)

Operating income			1,310,335	1,175,839

Equity method income	12		18,722	13,574
Other non-operating income(loss), net			(6,513)	4,631
Profit before income taxes			1,322,544	1,194,044

Income tax expense	25		356,712	325,008
Profit for the period			965,832	869,036

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month periods ended March 31, 2019 and 2018

(Unaudited)

			Three-month periods ended March 31
(In millions of won, except earnings per share)	Note		2019	2018

Other comprehensive income (loss) for the period, net of income tax	19
Items that are or may be reclassified to profit or loss:
Gain on financial assets at fair value through other comprehensive income		~~W~~	210,704	15,757
Gain (loss) on financial assets at fair value through profit or loss (overlay approach)			62,043	(36,707)
Equity in other comprehensive income (loss) of associates			1,801	(4,332)
Foreign currency translation adjustments for foreign operations			61,906	13,755
Net change in unrealized fair value of cash flow hedges			(10,380)	(6,365)
Other comprehensive income (loss) of separate account			5,679	(2,580)
			331,753	(20,472)
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			(211)	(900)
Equity in other comprehensive income (loss) of associates			(8)	25
Valuation gain on financial assets at fair value through other comprehensive income			15,899	11,747
Loss on disposal of financial assets at fair value through other comprehensive income			(1,674)	(1,739)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			(341)	(24)
			13,665	9,109
Total other comprehensive income (loss), net of income tax			345,418	(11,363)

Total comprehensive income for the period		~~W~~	1,311,250	857,673

Profit for the period attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	918,359	857,549
Non-controlling interests			47,473	11,487
		~~W~~	965,832	869,036
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	1,215,585	847,000
Non-controlling interests			95,665	10,673
		~~W~~	1,311,250	857,673

Earnings per share:	26
Basic and diluted earnings per share in won		~~W~~	1,914	1,799

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

For the three-month period ended March 31, 2018

(Unaudited)

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2018	~~W~~	2,645,053	423,921	9,887,335	(398,035)	(806,745)	20,539,826	32,291,355	880,242	33,171,597
Total comprehensive income for the period
Profit for the period		-	-	-	-	-	857,549	857,549	11,487	869,036
Other comprehensive income (loss), net of income tax:
Gain on financial assets at fair value through other comprehensive income		-	-	-	-	25,765	-	25,765	-	25,765
Loss on financial assets at fair value through profit or loss (overlay approach)		-	-	-	-	(36,707)	-	(36,707)	-	(36,707)
Equity in other comprehensive loss of associates		-	-	-	-	(4,307)		(4,307)	-	(4,307)
Foreign currency translation adjustments		-	-	-	-	14,569	-	14,569	(814)	13,755
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(6,365)	-	(6,365)	-	(6,365)
Other comprehensive loss of separate account		-	-	-	-	(2,580)	-	(2,580)	-	(2,580)
Remeasurements of defined benefit plans		-	-	-	-	(900)	-	(900)	-	(900)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(24)	-	(24)	-	(24)
Total other comprehensive loss		-	-	-	-	(10,549)	-	(10,549)	(814)	(11,363)
Total comprehensive income (loss)		-	-	-	-	(10,549)	857,549	847,000	10,673	857,673

Other changes in equity
Dividends		-	-	-	-	-	(687,589)	(687,589)	-	(687,589)
Dividends to hybrid bonds		-	-	-	-	-	(4,406)	(4,406)	-	(4,406)
Change in other capital adjustments		-	-	-	1,028	-	913	1,941	-	1,941
Change in other non-controlling interests		-	-	-	-	-	-	-	(184,886)	(184,886)
		-	-	-	1,028	-	(691,082)	(690,054)	(184,886)	(874,940)
Other		-	-	-	-	1,747	(1,747)	-	-	-

Balance at March 31, 2018	~~W~~	2,645,053	423,921	9,887,335	(397,007)	(815,547)	20,704,546	32,448,301	706,029	33,154,330

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity (Continued)

For the three-month period ended March 31, 2019

(Unaudited)

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2019	~~W~~	2,645,053	1,531,759	9,895,488	(552,895)	(753,220)	22,959,440	35,725,625	925,805	36,651,430
Total comprehensive income for the period
Profit for the period		-	-	-	-	-	918,359	918,359	47,473	965,832
Other comprehensive income (loss), net of income tax:
Gain on financial assets at fair value through other comprehensive income		-	-	-	-	189,458	-	189,458	35,471	224,929
Gain on financial assets at fair value through profit or loss (overlay approach)		-	-	-	-	49,203	-	49,203	12,840	62,043
Equity in other comprehensive income of associates		-	-	-	-	1,793	-	1,793	-	1,793
Foreign currency translation adjustments		-	-	-	-	61,037	-	61,037	869	61,906
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(9,391)	-	(9,391)	(989)	(10,380)
Other comprehensive loss of separate account		-	-	-	-	5,679	-	5,679	-	5,679
Remeasurements of defined benefit plans		-	-	-	-	(212)	-	(212)	1	(211)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(341)	-	(341)	-	(341)
Total other comprehensive income		-	-	-	-	297,226	-	297,226	48,192	345,418
Total comprehensive income		-	-	-	-	297,226	918,359	1,215,585	95,665	1,311,250

Other changes in equity
Dividends		-	-	-	-	-	(753,041)	(753,041)	-	(753,041)
Dividends to hybrid bonds		-	-	-	-	-	(18,341)	(18,341)	-	(18,341)
Acquisition of treasury stock		-	-	-	(11,757)	-	-	(11,757)	-	(11,757)
Change in other capital adjustments		-	-	9,485	996	-	(5,158)	5,323	-	5,323
Change in other non-controlling interests		-	-	-	-	-	-	-	1,409,549	1,409,549
		-	-	9,485	(10,761)	-	(776,540)	(777,816)	1,409,549	631,733
Others		-	-	-	-	1,674	(1,674)	-	-	-

Balance at March 31, 2019	~~W~~	2,645,053	1,531,759	9,904,973	(563,656)	(454,320)	23,099,585	36,163,394	2,431,019	38,594,413

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2019 and 2018

(Unaudited)

			Three-month periods ended March 31
(In millions of won)	Note		2019	2018

Cash flows from operating activities
Profit before income taxes		~~W~~	1,322,544	1,194,044
Adjustments for:
Interest income	20		(3,843,314)	(3,160,711)
Interest expense	20		1,461,808	1,102,414
Dividend income			(20,161)	(17,908)
Net fees and commission expense			28,020	42,870
Net insurance loss			765,575	540,828
Net loss (gain) on financial assets at fair value through profit or loss			(804,597)	53,117
Net loss (gain) on financial assets at fair value through profit or loss (overlay approach)			90,380	(50,630)
Net foreign currency translation loss			355,889	51,132
Net loss (gain) on financial assets designated at fair value through profit or loss			565,697	(134,166)
Net gain on disposal of financial asset at fair value through other comprehensive income	10		(18,867)	(5,544)
Net loss on disposal of securities at amortized cost	10		1	3
Provision for credit loss allowance	22		257,390	179,527
Employee costs			52,310	56,859
Depreciation and amortization	23		160,064	68,835
Other operating expenses (income)			(279,285)	176,071
Equity method income, net	12		(18,722)	(13,574)
Other non-operating expense, net			(592)	267
			(1,248,404)	(1,110,610)

Changes in assets and liabilities:
Due from banks at amortized cost			(4,861,435)	4,177,394
Securities at fair value through profit or loss			(1,356,034)	(847,373)
Due from banks at fair value through profit or loss			(32,245)	(34,781)
Loans at fair value through profit or loss			68,528	(150,607)
Financial instruments designated at fair value through profit or loss			(374,739)	238,335
Derivative instruments			(95,314)	327,207
Loans at amortized cost			(5,339,968)	(5,090,102)
Other assets			(4,652,352)	(8,450,407)
Deposits			7,505,969	2,667,017
Liabilities for defined benefit obligations			(27,738)	(130)
Provisions			6,973	(18,425)
Other liabilities			9,078,190	5,352,562
			(80,165)	(1,829,310)

Income taxes paid			(201,540)	(103,047)
Interest received			3,644,129	3,100,517
Interest paid			(1,292,665)	(1,327,358)
Dividends received			15,371	29,962
Net cash provided by (used in) operating activities			2,159,270	(45,802)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows (Continued)

For the three-month periods ended March 31, 2019 and 2018

(Unaudited)

			Three-month periods ended March 31
(In millions of won)	Note		2019	2018

Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss		~~W~~	464,284	730,111
Increase in financial instruments at fair value through profit or loss			(487,580)	(1,081,729)
Proceeds from disposal of financial assets at fair value through other comprehensive income			7,417,906	6,198,346
Acquisition of financial assets at fair value through other comprehensive income			(8,804,043)	(5,218,845)
Proceeds from disposal of financial assets at amortized cost			705,099	201,797
Acquisition of financial assets at amortized cost			(2,998,783)	(611,448)
Proceeds from disposal of property and equipment			4,092	1,525
Acquisition of property and equipment			(5,557)	(23,747)
Proceeds from disposal of intangible assets			417	363
Acquisition of intangible assets			(599,771)	(32,564)
Proceeds from disposal of investments in associates			76,498	26,521
Acquisition of investments in associates			(106,971)	(9,602)
Proceeds from disposal of investment property			-	446
Acquisition of investment property			(124)	(108)
Proceeds from disposal of assets held for sale			-	1,632
Other, net			(29,333)	(2,891)
Proceeds from settlement of hedging derivative financial instruments for financial assets			1,907	43,952
Payment of settlement of hedging derivative financial instruments for financial assets			(11,410)	(227)
Net cash flow from entity merge			(1,914,256)	-
Net cash provided by (used in) investing activities			(6,287,625)	223,532

Cash flows from financing activities
Net decrease in borrowings		~~W~~	(396,429)	(306,472)
Proceeds from debt securities issued			8,821,970	4,088,703
Repayments of debt securities issued			(4,839,877)	(3,069,616)
Increase (decrease) in other liabilities			(2,941)	396
Dividends paid			(50,947)	(27,069)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			376,384	5,892
Payment of settlement of hedging derivative financial instruments for debt securities issued			(398,054)	(476)
Decrease in non-controlling interests			(14,911)	(184,806)
Acquisition of treasury stock			(11,756)	-
Repayment of lease liabilities			(66,891)	-
Net cash provided by financing activities			3,416,548	506,552

Effect of exchange rate fluctuations on cash and cash equivalents held			(60,252)	(27,143)

Increase (decrease) in cash and cash equivalents			(772,059)	657,139

Cash and cash equivalents at beginning of period	28		8,179,756	6,236,650

Cash and cash equivalents at end of period	28	~~W~~	7,407,697	6,893,789

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

1.  Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”), a controlling company, was incorporated on September 1, 2001 for the main purposes of controlling managing and funding Shinhan Bank, Shinhan Securities Co,Ltd, Shinhan Capital Co.,Ltd, and Shinhan BNP Asset Management Co,Ltd. by way of share transfers. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares have been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depository Shares have been listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of March 31, 2019 and December 31, 2018 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		2019	2018
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	March 31	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Investment Corp.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Orange Life Insurance Co., Ltd.(*2)	〃	〃	59.2	-
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank(*3)	〃	〃	75.3	71.9
〃	Shinhan Credit Information Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Alternative Investment Management Inc..	〃	〃	100.0	100.0
〃	Shinhan BNP Paribas Asset Management Co., Ltd.	〃	〃	65.0	65.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Shinhan AITAS Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan AI Co., Ltd.(*4)	〃	〃	100.0	-
Shinhan Bank	Shinhan Asia Limited	Hong Kong	〃	99.9	99.9
〃	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd.	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	100.0	100.0
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	〃	100.0	100.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	50.0	50.0
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
〃	Prudential Vietnam Finance(*5)	Vietnam	〃	100.0	-
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	〃	100.0	100.0
〃	Shinhan Investment Corp. Asia Ltd.	Hong Kong	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

1.  Reporting entity (continued)

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		2019	2018
Shinhan Investment Corp.	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	March 31	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia	〃	〃	75.0	75.0
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	〃	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0

(*1) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

(*2) The Group entered into a share purchase agreement to acquire a 59.15% stake in Orange Life Insurance Co., Ltd., and the acquisition process was completed during the period three-month period ended March 31, 2019.

(*3) The Group purchased 1,100,000 shares of Jeju Bank from the Group’s largest shareholder, the National Pension Service during the three-month period ended March 31, 2019.

(*4) The Group established Shinhan AI Co., Ltd. during the three-month period ended March 31, 2019. The Financial Services Commission’s approval process of inclusion of Shinhan AI Co., Ltd. as a subsidiary of the Group is in progress.

(*5) The Group acquired 100% stake in Vietnam-based Prudential Vietnam Finance Co., Ltd. during the three-month period ended March 31, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

1.  Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	18 trusts managed by Shinhan Bank including development trust

A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 133 others

An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 2 others

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 71 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

1.  Reporting entity (continued)

(d) Summarized financial information of the subsidiaries

i) Condensed financial position for the Group’s subsidiaries as of March 31, 2019 and December 31, 2018 are as follows:

		2019			2018
Subsidiary(*2)		Total assets	Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan Financial Group (Separate)	~~W~~	31,892,790	9,776,885	22,115,905	30,114,232	8,464,164	21,650,068
Shinhan Bank		367,850,185	343,477,617	24,372,568	348,523,615	324,331,076	24,192,539
Shinhan Card Co., Ltd.		29,455,808	23,672,498	5,783,310	29,429,455	23,427,988	6,001,467
Shinhan Investment Corp.		31,599,441	28,172,456	3,426,985	29,140,427	25,767,858	3,372,569
Shinhan Life Insurance Co., Ltd.		32,389,757	30,526,540	1,863,217	31,823,631	30,078,522	1,745,109
Orange Life Insurance Co., Ltd.		32,287,198	29,247,324	3,039,874	-	-	-
Shinhan Capital Co., Ltd.		6,292,784	5,515,308	777,476	6,116,585	5,368,265	748,320
Jeju Bank		5,949,027	5,471,985	477,042	5,980,941	5,507,949	472,992
Shinhan Credit Information Co., Ltd.		23,935	9,229	14,706	24,377	8,750	15,627
Shinhan Alternative Investment Management Inc.		102,926	93,645	9,281	102,079	92,194	9,885
Shinhan BNP Paribas Asset Management Co., Ltd.		181,965	34,576	147,389	173,964	14,841	159,123
SHC Management Co., Ltd.		9,580	2	9,578	9,755	198	9,557
Shinhan DS		83,483	62,796	20,687	43,095	23,118	19,977
Shinhan Savings Bank		1,427,678	1,260,569	167,109	1,454,290	1,291,012	163,278
Shinhan AITAS Co., Ltd.		66,857	8,983	57,874	65,725	7,367	58,358
Shinhan REITs Management Co., Ltd		37,850	3,739	34,111	36,298	3,496	32,802
Shinhan AI Co., Ltd.		2,771	850	1,921	-	-	-

(*1) Condensed financial information of the subsidiaries is based on the subsidiaries’ consolidated financial information, if applicable.

(*2) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

1.  Reporting entity (continued)

ii) Condensed comprehensive income statement for the Group’s subsidiaries for the three-month periods ended March 31, 2019 and 2018 were as follows:

		2019			2018
		Operating income	Net income (loss)	Total com-prehensive income (loss)	Operating income	Net income (loss)	Total com-prehensive income (loss)
Shinhan Financial Group (separate)	~~W~~	1,341,316	1,248,976	1,248,976	1,428,248	1,364,873	1,364,873
Shinhan Bank		5,880,595	618,180	780,706	4,280,076	600,596	661,905
Shinhan Card Co., Ltd.		962,417	121,500	120,207	893,192	138,254	129,218
Shinhan Investment Corp.		2,016,338	70,821	74,945	1,990,565	96,971	93,999
Shinhan Life Insurance Co., Ltd.		1,416,791	53,850	118,669	1,419,558	33,827	(26,003)
Orange Life Insurance Co., Ltd.		1,207,777	80,407	202,489	-	-	-
Shinhan Capital Co., Ltd.		133,254	45,591	44,830	80,238	25,793	24,961
Jeju Bank		57,900	6,951	8,003	53,387	5,448	6,130
Shinhan Credit Information Co., Ltd.		9,120	110	110	9,311	690	690
Shinhan Alternative Investment Management Inc.		1,555	(604)	(604)	1,059	96	185
Shinhan BNP Paribas Asset Management Co., Ltd.		20,212	5,410	5,476	19,917	5,644	5,418
SHC Management Co., Ltd.		42	21	21	27	5	5
Shinhan DS		30,248	749	768	21,126	(536)	(536)
Shinhan Savings Bank		25,584	5,479	5,475	21,513	4,037	4,021
Shinhan AITAS Co., Ltd.		11,905	2,568	2,568	10,594	1,420	1,420
Shinhan REITs Management Co., Ltd.		1,540	1,312	1,309	(600)	(477)	(477)
Shinhan AI Co., Ltd.		-	(49)	(49)	-	-	-

(*1) Condensed financial information of the subsidiaries is based on the subsidiaries’ consolidated financial information, if applicable.

(*2) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

2. Basis of preparation

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Group’s K-IFRS annual financial statements.  Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2018.  These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(b) Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2018, except for the main sources of material judgement and estimation uncertainty relating to K-IFRS No. 1116 ‘Leases’ described in Note 3.

(c) Restatement of prior year’s statement of comprehensive income

Due to the adoption of K-IFRS No.1115, the Group changed its accounting policy for the credit card customer service expenses from the year ended December 31, 2018 and recognized the customer service expenses, which had been accounted as fees and commission expense, as deduction of fees and commission income considering the expenses are rewards to customers.

Therefore, the prior period’s statement of comprehensive income presented for the comparative purpose is restated as follows:

Accounts	Before restatement	Effect of accounting policy change	After restatement
Fees and commission income	1,071,033	(265,665)	805,368
Fees and commission expense	(587,412)	265,665	(321,747)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

3. Significant accounting policies

Except for the new standards and the amendment to the following standard, which are applied from January 1, 2019, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2018.

The Group has applied K-IFRS No.1116 using the modified retrospective approach, under which the cumulative effect of initial application should be recognized in retained earnings at 1 January 2019.  Accordingly, the comparative information presented for 2018 has not been restated and the Group assessed the application does not have effect on the retained earnings at January 1, 2019.

(a) K-IFRS No. 1116 ‘Leases’

i) Accounting treatment as the lessee

The Group leases various tangible assets, such as real estate and vehicles and the terms of the lease are negotiated individually and include a variety of terms and conditions. There are no other restrictions imposed by the lease contracts, but the lease assets cannot be provided as collaterals for borrowings.

At the commencement of the lease, the Group recognizes the right-of-use asset and the lease liability. The payment of each lease is allocated to the repayment of the liability and financial cost. The Group recognizes in profit or loss the amount calculated to produce a constant periodic rate of interest on the lease liability balance for each period as financial cost. Right-of-use assets are depreciated using a straight-line method from the inception of the lease to the lease term of the right-of-use assets.

Lease liability is measured at present value of the lease payments not paid as of the beginning of the lease, and the lease payments included in the measurement of the lease liability consist of the following payments:

- Fixed payments (including in-substance fixed payments, less any lease incentives receivable)

- Variable lease payments depending on the index or rate

- Amount expected to be paid by the lessee under the residual value guarantees

- Exercise price of a purchase option if it is reasonably certain that the lessee will exercise the option

- Amount to be paid to terminate a lease if the lease term reflects the lessee’s exercising an option to terminate the lease.

If the intrinsic interest rate is easily determined, the lease payments are discounted by the rate, and if the rate is not readily determined, the lessee’s incremental borrowing rate is used.

The cost of right-of-use assets comprise:

- Amount of the initial measurement of the lease liability

- Lease payments made at or before the commencement date (lease incentives received are deducted)

- Lease initial direct costs incurred by the lessee

- Estimates of the costs incurred by the lessee in dismantling and removing the underlying asset, restoring site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Lease payments related to short-term leases or low-value leases are recognized as current expenses through the straight-line method. A short-term lease is a lease has a lease term of 12 months or less and the low-value lease is a lease of which the underlying asset value is not more than ~~W~~6 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

3.  Significant accounting policies (continued)

Extension and termination options are included in a number of real estate lease contracts throughout the Group. In determining the lease term, management considers all relevant facts and circumstances that give rise to an economic incentive not to exercise the extension option or the termination option. The period over which the extension option is eligible (or the period over which it is terminated) is included in the lease term only if it is reasonably certain that the lessee exercises the extension option (or not exercised). The Group reassess whether the Group is reasonably certain to exercise (or not exercise) the extension option when a significant event occurs or changes in circumstances that have affected the lessee's ability to determine the lease term before.

ii) Accounting treatment as the lessor

The Group provides lease service of various tangible assets, including vehicles under operating and finance lease contracts, and the terms of the lease are negotiated individually and include a variety of terms and conditions. The risk management method for all rights held by the Group in the underlying assets includes repurchase agreements, residual value guarantees, etc.

A) Finance lease

In the case of assets held under a finance lease, the Group records it as a receivable at an amount equal to the net investment in the lease, and the difference from the carrying amount of the leasing asset as of the lease execution date is recognized as profit or loss from disposal of the lease asset. In addition, interest income is recognized by applying the effective interest method for the amount of the Group's net investment in finance leases. Lease-related direct costs are included in the initial recognition of financial lease receivables and are accounted for in a way that reduces the revenue for the lease term.

B) Operating lease

In the case of assets held under an operating lease, the lease payments are recognized as income on straight-line basis, and the lease initial direct costs incurred during negotiation and contract phase of the operating lease are recognized as separate assets, initial direct costs. In addition, depreciation of operating lease assets is treated as same as depreciation of other similar assets owned by the Group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

4.  Financial risk management

(a) Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk.  These risks are recognized, measured, controlled and reported in accordance with risk management guidelines established at the company level and at the subsidiary level.

i) Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the controlling company’s Board of Directors, sets the basic group wide risk management policies and strategies.  The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines.  The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the group wide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Risk Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

4. Financial risk management (continued)

ii) Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•

Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital.  As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning.  The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•

Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system.  Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group wide risk management, and the controlling company reports to the Group’s Chief Risk Officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis.  In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

•

Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promotes reasonable decision-making in order to avoid taking any unduly risky action.  The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•

Risk management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern.  Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan.  At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

•

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

4.  Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and the largest risk which the Group is facing.  The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

i) Techniques, assumptions and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

i-1-1) Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

4.  Financial risk management (continued)

i-1-3) Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days(personal card)
Loan classification of and below precautionary	Loan classification of and below precautionary	Loan classification of and below precautionary
Borrower with early warning signals	Borrower with early warning signals	Specific pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Loans relating to constructor whose collective loans are insolvent
Interest coverage ratios of below 1 for consecutive three years
Negative cash flows from operating activities for consecutive two years

The Group considers the credit risk of financial instrument has been significantly increased since initial recognition if a specific exposure is past due more than 30 days (however, for a specific portfolio if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group has not fully received the contractual payments from the borrower and does not consider the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective.

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

- As a result of applying the judgment criteria, financial instruments shall not be to move too frequently between the 12-months expected credit losses measurement and the lifetime expected credit losses measurement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

4.  Financial risk management (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been renegotiated or modified and the financial asset was not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that were modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-months expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date,

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contract terms),

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument)

- Internal data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

4.  Financial risk management (continued)

i-4) Reflection of forward-looking information

The Group reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses.  For the purpose of estimating these forward-looking information, the Group utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses.  Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

The Group identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio as follows by analyzing past experience data and drew correlations across credit risk for each variable.

Key macroeconomic variables	Correlation with credit risk

Economic growth	Negative
Consumer price index	Positive
Benchmark rate	Positive
3-year Korea Treasury Bond	Positive
3-year Corporate Bond	Positive
KOSPI	Negative

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, were derived based on data from the past nine years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

4.  Financial risk management (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time.  The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for that grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures.  The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default.  The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit.  EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

When measuring expected credit losses on financial assets, the Group reflects a period of expected credit loss measurement based on a contractual maturity.  The Group takes into consideration of the extension rights held by a borrower when deciding the contractual maturity.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary.  The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest.  In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest.  Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary.  Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment.  The exposures of due from banks and loans were classified into government, bank, corporation or retail based on the exposure classification criteria of BASEL III credit risk weights.

The Group’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of March 31, 2019 and December 31, 2018 are as follows:

		2019	2018
Due from banks and loans at amortized cost (*1)(*2):
Banks	~~W~~	17,380,437	17,935,816
Retail		142,389,948	136,499,558
Government		11,584,264	6,517,215
Corporations		134,636,379	131,795,992
Card receivable		21,580,471	21,592,287
		327,571,499	314,340,868

Due from banks and loans at fair value through profit or loss(*1)(*2):
Banks		902,900	890,660
Corporations		1,142,599	1,189,190
		2,045,499	2,079,850

Financial asset at fair value through profit or loss(*3)		44,383,463	40,289,846
Securities at fair value through other comprehensive income		50,105,639	37,677,646
Securities at amortized cost		40,144,111	28,478,136
Derivative assets		2,255,856	1,793,613
Other financial assets(*1)(*4)		22,016,587	16,837,141
Financial guarantee contracts		4,757,461	4,413,874
Loan commitments and other credit liabilities		168,740,525	165,399,937
	~~W~~	662,020,640	611,310,911

(*1) The maximum exposure amounts for due from banks, loans and other financial assets at amortized cost are recorded as net of allowances.

(*2) Classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord(Basel III).

(*3) Financial asset at fair value through profit or loss comprise securities at fair value through profit of loss, gold deposits.

(*4) Other financial assets mainly comprise brokerage, securities and spot transaction related receivables, accrued interest receivables, secured key money deposits and domestic exchange settlement debit settled in a day.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

iii) Impairment information by credit risk of financial assets

-  Credit loss allowances of financial assets as of March 31, 2019 and December 31, 2018 are as follows:

		2019
		12-month expected loss		Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1(*1)	Grade 2(*1)	Grade 1(*1)	Grade 2(*1)	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	16,207,252	1,069,571	86,887	42,110	-	17,405,820	(25,383)	17,380,437	43,006
Retail		127,240,867	6,930,831	4,907,167	3,375,943	444,112	142,898,920	(508,972)	142,389,948	84,673,215
Government		11,509,690	8,220	76,848	-	-	11,594,758	(10,494)	11,584,264	17,050
Corporations		84,099,436	30,721,621	9,328,391	10,982,486	931,978	136,063,912	(1,427,533)	134,636,379	74,969,602
Card receivable		16,135,291	2,020,112	1,760,502	2,064,261	425,385	22,405,551	(825,080)	21,580,471	7,509
		255,192,536	40,750,355	16,159,795	16,464,800	1,801,475	330,368,961	(2,797,462)	327,571,499	159,710,382
Securities at fair value through other comprehensive income(*2)		42,501,768	7,487,604	-	116,267	-	50,105,639	-	50,105,639	-
Securities at amortized cost		39,162,672	969,251	22,746	-	-	40,154,669	(10,558)	40,144,111	-
	~~W~~	336,856,976	49,207,210	16,182,541	16,581,067	1,801,475	420,629,269	(2,808,020)	417,821,249	159,710,382

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

-  Credit loss allowances of financial assets as of March 31, 2019 and December 31, 2018 are as follows (continued):

		2018
		12-month expected loss		Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1(*1)	Grade 2(*1)	Grade 1(*1)	Grade 2(*1)	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	16,873,064	980,673	94,866	11,493	-	17,960,096	(24,280)	17,935,816	55,008
Retail		122,318,451	6,122,202	4,991,709	3,103,779	402,975	136,939,116	(439,558)	136,499,558	81,216,489
Government		6,474,219	2,399	45,871	-	-	6,522,489	(5,274)	6,517,215	17,050
Corporations		82,476,923	28,445,914	9,800,260	11,659,375	882,394	133,264,866	(1,468,874)	131,795,992	74,069,579
Card receivable		16,129,536	2,022,525	1,791,147	2,039,390	411,595	22,394,193	(801,906)	21,592,287	7,599
		244,272,193	37,573,713	16,723,853	16,814,037	1,696,964	317,080,760	(2,739,892)	314,340,868	155,365,725
Securities at fair value through other comprehensive income(*2)		30,705,879	6,865,937	-	105,830	-	37,677,646	-	37,677,646	-
Securities at amortized cost		27,661,749	803,174	22,474	-	-	28,487,397	(9,261)	28,478,136	-
	~~W~~	302,639,821	45,242,824	16,746,327	16,919,867	1,696,964	383,245,803	(2,749,153)	380,496,650	155,365,725

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

iii) Impairment information by credit risk of financial assets (continued)

(*1) Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Governments and public institutions	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)
Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

(*2) Provision for credit loss allowance for securities at fair value through other comprehensive income amounted to ~~W~~36,867 million as of March 31, 2019 . (~~W~~26,084 million as of December 31, 2018)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

iv) Credit risk exposures per credit grade of off-balance items

-  Credit risk exposures per credit grade of off-balance items as of March 31, 2019 and December 31, 2018 are as follows:

		2019
		Grade 1(*1)	Grade 2(*1)	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	2,724,073	1,731,254	-	4,455,327
Life time expected credit loss		148,164	152,263	-	300,427
Impaired		-	-	1,707	1,707
		2,872,237	1,883,517	1,707	4,757,461
Loan commitment and other credit line
12-month expected credit loss		140,459,133	20,154,126	-	160,613,259
Life time expected credit loss		6,443,445	1,670,305	-	8,113,750
Impaired		-	-	13,516	13,516
		146,902,578	21,824,431	13,516	168,740,525
	~~W~~	149,774,815	23,707,948	15,223	173,497,986

		2018
		Grade 1(*1)	Grade 2(*1)	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	2,137,695	1,975,877	-	4,113,572
Life time expected credit loss		146,236	152,277	-	298,513
Impaired		-	-	1,789	1,789
		2,283,931	2,128,154	1,789	4,413,874
Loan commitment and other credit line
12-month expected credit loss		137,920,323	19,044,745	-	156,965,068
Life time expected credit loss		6,636,365	1,787,965	-	8,424,330
Impaired		-	-	10,539	10,539
		144,556,688	20,832,710	10,539	165,399,937
	~~W~~	146,840,619	22,960,864	12,328	169,813,811

(*1) Grade 1: BBB+ or above per internal credit rating

Grade 2: BBB+ less per internal credit rating

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

v) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of March 31, 2019 and December 31, 2018 are as follows:

		2019
		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Construction	Lodging and restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	16,923,894	12	-	300	-	-	456,231	-	17,380,437
Retail		-	-	-	-	-	-	-	142,389,948	142,389,948
Government		11,467,799	-	-	2,794	-	-	113,671	-	11,584,264
Corporations		7,864,603	44,364,852	17,540,520	27,996,467	3,495,162	5,753,734	27,621,041	-	134,636,379
Card receivable		37,469	203,209	167,247	41,246	39,013	21,777	20,966,073	104,437	21,580,471
		36,293,765	44,568,073	17,707,767	28,040,807	3,534,175	5,775,511	49,157,016	142,494,385	327,571,499
Due from banks and loans at FVTPL
Banks		902,900	-	-	-	-	-	-	-	902,900
Corporations		473,734	223,873	189,967	2,627	1,635	900	249,863	-	1,142,599
		1,376,634	223,873	189,967	2,627	1,635	900	249,863	-	2,045,499
Securities at fair value through profit or loss		28,052,456	922,937	1,081,572	577,783	218,909	44,079	13,485,727	-	44,383,463
Securities at fair value through other comprehensive income		24,289,280	2,760,108	653,285	861,243	901,418	-	20,640,305	-	50,105,639
Securities at amortized cost		8,776,767	74,676	-	963,451	994,965	-	29,334,252	-	40,144,111
	~~W~~	98,788,902	48,549,667	19,632,591	30,445,911	5,651,102	5,820,490	112,867,163	142,494,385	464,250,211

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

vi) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of March 31, 2019 and December 31, 2018 are as follows (continued):

		2018
		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Construction	Lodging And restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	17,579,099	2,219	-	300	-	-	354,198	-	17,935,816
Retail		-	-	-	-	-	-	-	136,499,558	136,499,558
Government		6,385,776	-	-	2,795	-	-	128,644	-	6,517,215
Corporations		8,456,599	43,957,565	17,420,532	27,009,286	3,272,406	5,610,146	26,066,753	2,705	131,795,992
Card receivable		36,343	210,324	169,070	43,236	42,209	23,506	20,968,820	98,779	21,592,287
		32,457,817	44,170,108	17,589,602	27,055,617	3,314,615	5,633,652	47,518,415	136,601,042	314,340,868
Due from banks and loans at FVTPL
Banks		870,656	-	-	20,004	-	-	-	-	890,660
Corporations		554,832	213,715	209,631	2,593	1,621	900	205,898	-	1,189,190
		1,425,488	213,715	209,631	22,597	1,621	900	205,898	-	2,079,850
Securities at fair value through profit or loss		25,067,491	1,646,132	1,185,571	342,124	208,455	60,829	11,779,244	-	40,289,846
Securities at fair value through other comprehensive income		22,436,768	1,695,624	302,789	480,979	480,585	-	12,280,901	-	37,677,646
Securities at amortized cost		6,634,975	99,437	-	775,580	595,334	-	20,372,810	-	28,478,136
	~~W~~	88,022,539	47,825,016	19,287,593	28,676,897	4,600,610	5,695,381	92,157,268	136,601,042	422,866,346

The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non-trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises from the Group’s assets and liabilities which are denominated in currencies other than Korean Won.

i) Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions.  The Group manages market risk related to its trading positions using VaR and market value-based tool.

An analysis of market risk for trading positions of the major subsidiaries as of and for the three-month period ended March 31, 2019 and the year ended December 31, 2018 are as follows:

i-1) Shinhan Bank

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the three-month period ended March 31, 2019 and the year ended December 31, 2018 are as follows:

		2019
		Average	Maximum	Minimum	March 31
Interest rate	~~W~~	16,421	19,187	14,272	15,437
Stock price		14,721	23,674	10,637	13,373
Foreign exchange(*)		24,044	28,754	22,259	24,469
Option volatility		163	204	79	84
Commodity		13	40	-	8
Portfolio diversification					(15,468)
	~~W~~	40,933	50,432	34,513	37,903

		2018
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	22,559	29,748	16,194	18,797
Stock price		12,118	25,701	1,976	22,212
Foreign exchange(*)		39,282	45,738	34,162	34,294
Option volatility		131	511	30	261
Commodity		17	61	-	24
Portfolio diversification					(21,298)
	~~W~~	43,957	57,462	38,026	54,290

(*) Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

i-2) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the three-month period ended March 31, 2019 and the year ended December 31, 2018, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

		2019
		Average	Maximum	Minimum	March 31
Interest rate	~~W~~	1,220	1,372	1,019	1,372

		2018
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	1,257	1,972	768	1,269

Shinhan Card fully hedges all the cash flows from foreign currency liabilities by swap transactions and is narrowly exposed to foreign exchange risk relating to foreign currency equity securities held for non-trading purposes.

i-3) Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the three-month period ended March 31, 2019 and the year ended December 31, 2018 are as follows:

		2019
		Average	Maximum	Minimum	March 31
Interest rate	~~W~~	11,220	17,962	5,671	11,468
Stock price		33,740	58,057	16,468	24,092
Foreign exchange		1,892	7,165	368	1,522
Option volatility		12,030	31,711	3,201	6,202
Portfolio diversification					(12,716)
	~~W~~	48,682	85,597	22,650	30,568

		2018
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	7,563	14,314	3,656	7,321
Stock price		64,107	103,846	6,202	43,748
Foreign exchange		5,992	13,798	154	154
Option volatility		9,200	31,810	2,195	31,810
Portfolio diversification					(1,375)
	~~W~~	74,821	128,261	11,174	81,658

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

i-4) Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the three-month period ended March 31, 2019 and the year ended December 31, 2018 are as follows:

		2019
		Average	Maximum	Minimum	March 31
Interest rate	~~W~~	2,641	8,856	390	8,856
Stock price		4,728	4,905	2,134	4,674
Foreign exchange		881	2,198	132	2,107
Option volatility		269	453	173	206
	~~W~~	8,519	16,412	2,829	15,843

		2018
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	2,994	6,410	260	293
Stock price		4,084	4,933	2,030	4,793
Foreign exchange		1,111	2,825	40	352
Option volatility		824	4,916	89	106
	~~W~~	9,013	19,084	2,419	5,544

i-5) Orange Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Orange Life Insurance as of and for the three-month period ended March 31, 2019 is as follows:

		2019
		Average	Maximum	Minimum	March 31
Foreign exchange	~~W~~	16,033	18,578	12,577	18,578

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

ii) Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•

Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•

Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

Non-trading positions for interest rate VaR and EaR as of March 31, 2019 and December 31, 2018 are as follows:

ii-1) Shinhan Bank

		2019	2018
VaR(*1)	~~W~~	149,005	164,393
EaR(*2)		398,980	371,682

ii-2) Shinhan Card

		2019	2018
VaR(*1)	~~W~~	181,045	163,804
EaR(*2)		27,079	28,267

ii-3) Shinhan Investment

		2019	2018
VaR(*1)	~~W~~	20,475	31,274
EaR(*2)		98,495	112,093

ii-4) Shinhan Life Insurance

		2019	2018
VaR(*1)	~~W~~	877,200	442,008
EaR(*2)		65,601	61,942

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

ii-5) Orange Life Insurance

		2019
VaR(*1)	~~W~~	470,285
EaR(*2)		12,472

(*1) The interest rate VaR represents the maximum anticipated loss in a net asset value in one year under confidence level of 99%~99.9% and is measured by the internal model with one year look-back period.

(*2) The interest rate EaR was calculated by the Financial Supervisory Service regulations based on the “middle of time band” and interest shocks by 200 basis points for each time bucket as recommended under the Basel Accord.

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate.  Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department.  Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars, Japanese yen, Euros and Chinese yuan are set in order to minimize exposures from the other foreign exchange trading.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management.  At the group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis.

To manage liquidity risk preemptively and collectively, various liquidity risk indicators such as limit management indicators, early warning indicators and monitoring indicators were measured and managed.

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of March 31, 2019 and December 31, 2018 are as follows:

		2019
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits(*2)	~~W~~	142,337,450	29,767,691	29,528,301	59,908,376	13,817,748	2,984,250	278,343,816
Financial liabilities at FVTPL		2,113,998	-	-	-	-	-	2,113,998
Borrowings		12,996,683	2,509,141	2,776,611	3,578,302	5,308,808	2,451,690	29,621,235
Debt securities issued		4,342,115	5,200,312	5,856,089	9,090,306	41,832,111	5,224,397	71,545,330
Financial liabilities designated at FVTPL		225,006	115,535	371,927	877,551	5,969,128	1,168,082	8,727,229
Other financial liabilities		28,899,911	119,981	148,421	288,857	752,724	548,749	30,758,643
	~~W~~	190,915,163	37,712,660	38,681,349	73,743,392	67,680,519	12,377,168	421,110,251
Off balance(*3):
Finance guarantee contracts	~~W~~	4,757,461	-	-	-	-	-	4,757,461
Loan commitments and other		169,822,025	-	-	-	-	-	169,822,025
	~~W~~	174,579,486	-	-	-	-	-	174,579,486

Derivatives:
Total and net amount	~~W~~	308,809	(27,044)	(6,255)	(18,566)	1,428	(911)	257,461

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

(d) Liquidity risk (continued)

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of March 31, 2019 and December 31, 2018 are as follows (continued) :

		2018
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits(*2)	~~W~~	123,166,403	24,736,962	34,096,334	56,060,670	28,316,319	2,880,197	269,256,885
Financial liabilities at FVTPL		1,402,726	193	53	10,403	10,124	-	1,423,499
Borrowings		13,542,317	2,879,693	2,207,560	2,965,132	5,854,335	2,553,162	30,002,199
Debt securities issued		3,779,407	5,433,266	5,633,286	10,468,221	36,694,200	5,291,240	67,299,620
Financial liabilities designated at FVTPL		332,249	303,996	171,927	1,061,443	5,552,824	1,113,361	8,535,800
Other financial liabilities		19,423,802	22,744	110,883	146,256	432,277	71,318	20,207,280
	~~W~~	161,646,904	33,376,854	42,220,043	70,712,125	76,860,079	11,909,278	396,725,283
Off balance(*3):
Finance guarantee contracts	~~W~~	4,413,874	-	-	-	-	-	4,413,874
Loan commitments and other		166,498,542	-	-	-	-	-	166,498,542
	~~W~~	170,912,416	-	-	-	-	-	170,912,416

Derivatives:
Total and net amount	~~W~~	(451,926)	(5,741)	(26,570)	(6,552)	(37,532)	(10,656)	(538,977)

(*1) These amounts include cash flows of principal and interest on financial liabilities.

(*2) Demand deposits amounting to ~~W~~107,606,078 million and ~~W~~106,160,833 million as of March 31, 2019 and December 31, 2018 are included in the ‘Less than 1 month’ category, respectively.

(*3) Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

4.  Financial risk management (continued)

(e) Capital risk management

The Group as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%.

“Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Common Equity Tier 1 capital (including common stock, share premium resulting from the issue of instruments classified as common equity Tier 1, retained earnings, etc.), Additional Tier 1 capital (with the minimum set of criteria for an instrument issued by the Group to meet, i.e. ‘perpetual’) and Tier 2 capital (to provide loss absorption on a gone-concern basis) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies.  “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

As of March 31, 2019 the Group maintains the capital adequacy ratios required by the BIS.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

4.  Financial risk management (continued)

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end.  The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications.  If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses various valuation techniques and is setting rational assumptions based on the present market situations.  Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

i) Financial instruments measured at fair value

- The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of March 31, 2019 and December 31, 2018 are as follows:

		2019
		Level 1	Level 2	Level 3	Total

Dues from banks measured at FVTPL	~~W~~	-	61,649	841,251	902,900
Loan receivables at FVTPL		-	828,476	314,123	1,142,599
Financial assets at FVTPL:
Debt securities and other securities		5,714,796	31,960,442	6,622,900	44,298,138
Equity securities		685,908	184,145	502,305	1,372,358
Gold deposits		74,325	-	-	74,325
Derivatives assets:
Trading		49,694	1,893,006	192,210	2,134,910
Hedging		-	115,793	5,153	120,946
Securities measured at FVOCI:
Debt securities		15,521,794	34,532,564	51,280	50,105,638
Equity securities		150,440	-	501,568	652,008
	~~W~~	22,196,957	69,576,075	9,030,790	100,803,822
Financial liabilities at FVTPL:
Securities sold	~~W~~	1,687,418	-	-	1,687,418
Gold deposits		421,566	-	-	421,566
Financial liabilities designated at FVTPL:
Derivatives-combined securities		-	1,822,529	6,904,700	8,727,229
Derivative liabilities
Trading		44,956	1,692,567	105,150	1,842,673
Hedging		-	189,736	241,373	431,109
	~~W~~	2,153,940	3,704,832	7,251,223	13,109,995

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

i) Financial instruments measured at fair value (continued)

- The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of March 31, 2019 and December 31, 2018 are as follows (continued) :

		2018
		Level 1	Level 2	Level 3	Total

Dues from banks measured at FVTPL	~~W~~	-	57,236	813,420	870,656
Loan receivables at FVTPL		-	891,636	317,558	1,209,194
Financial assets at FVTPL:
Debt securities and other securities		5,084,767	29,552,429	5,497,769	40,134,965
Equity securities		528,113	143,139	493,818	1,165,070
Gold deposits		154,881	-	-	154,881
Derivatives assets:
Trading		62,275	1,548,769	116,277	1,727,321
Hedging		-	61,706	4,586	66,292
Securities measured at FVOCI:
Debt securities		10,532,244	27,095,555	49,846	37,677,645
Equity securities		135,866	-	500,659	636,525
	~~W~~	16,498,146	59,350,470	7,793,933	83,642,549
Financial liabilities at FVTPL:
Securities sold	~~W~~	961,372	-	-	961,372
Gold deposits		458,934	-	-	458,934
Financial liabilities designated at FVTPL:
Derivatives-combined securities		-	1,702,063	6,833,737	8,535,800
Derivative liabilities
Trading		116,160	1,444,545	285,965	1,846,670
Hedging		-	232,102	361,120	593,222
	~~W~~	1,536,466	3,378,710	7,480,822	12,395,998

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Changes in carrying values of financial instruments classified as Level 3 for the three-month period ended March 31, 2019 and the year ended December 31, 2018 are as follows:

	2019
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Financial asset designated at fair value through profit or loss	Derivative assets and liabilities, net
Beginning balance	~~W~~	7,122,564	550,505	(6,833,737)	(526,223)
Recognized in total comprehensive income for the period:
Recognized in profit (loss) for the period (*1)		267,681	887	(532,889)	471,077
Recognized in other comprehensive income (loss) for the period		29,466	6,442	-	-
		297,147	7,329	(532,889)	471,077
Purchase		451,623	50	-	1,291
Issue		-	-	(1,655,565)	-
Settlement		(284,227)	(5,036)	2,117,491	(95,356)
Transfer in(*2)		195	-	-	51
Business combination(note 31)		693,277	-	-	-
Ending balance	~~W~~	8,280,579	552,848	(6,904,700)	(149,160)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Changes in carrying values of financial instruments classified as Level 3 for the three-month period ended March 31, 2019 and the year ended December 31, 2018 are as follows (continued):

	2018
		Financial asset at fair value through profit or loss	Financial asset designated at fair value through profit or loss	Securities at fair value through other comprehensi-ve income	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
Beginning balance	~~W~~	5,831,369	152,091	621,207	(7,273,754)	(250,662)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		359,160	3,390	4,692	10,090	(128,816)
Recognized in other comprehensive income (loss) for the year		-	-	29,388	235	-
		359,160	3,390	34,080	10,325	-128,816
Purchase		2,143,853	-	2,510	-	2,236
Issue		-	-	-	(7,127,670)	-
Settlement		(1,212,202)	(155,481)	(107,292)	7,557,362	(148,987)
Transfer in(*2)		1,370	-	-	-	6
Transfer out(*2)		(985)	-	-	-	-
Ending balance	~~W~~	7,122,565	-	550,505	(6,833,737)	(526,223)

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the three-month period ended March 31, 2019 is included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		2019
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of March 31
Net gain (loss) on financial assets at fair value through profit or loss	~~W~~	630,310	513,713
Net gain (loss) on financial assets designated at fair value through profit or loss		(532,889)	(354,354)
Net gain (loss) on securities at fair value through other comprehensive income		887	887
Reversal of (provision for) credit loss allowance		-	-
Other operating expenses		108,448	108,449
	~~W~~	206,756	268,695

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Changes in carrying values of financial instruments classified as Level 3 for the three-month period ended March 31, 2019 and the year ended December 31, 2018 are as follows (continued):

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the three-month period ended March 31, 2018, is included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		2018
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of March 31
Net gain (loss) on financial assets at fair value through profit or loss	~~W~~	(99,717)	(129,745)
Net gain (loss) on financial assets designated at fair value through profit or loss		63,318	139,048
Net gain (loss) on securities at fair value through other comprehensive income		(698)	(698)
Reversal of (provision for) credit loss allowance		-	-
Other operating expenses		(42,770)	(38,549)
	~~W~~	(79,867)	(29,944)

(*2) The availability of observable market data for the financial instruments has changed, resulting in a shift between levels. The Group recognizes changes in levels at the end of the reporting period in which events or changes in circumstances that cause shifts between levels occur.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of March 31, 2019 are as follows:

Type of financial instrument	Valuation technique	Type		Carrying value	Significant inputs
Assets
Financial asset at fair value through profit or loss	DCF(*1),	Debt securities	~~W~~	32,850,567	Discount rate,
	NAV(*2)	Equity securities		184,145	Price of underlying assets
				33,034,712
Derivative assets	Option model,	Trading		1,893,006	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	DCF(*1)	Hedging		115,793
				2,008,799
Securities at fair value through other comprehensive income	DCF(*1),NAV(*2)	Debt securities		34,532,564	Discount rate, growth rate, Price of underlying assets
			~~W~~	69,576,075
Liabilities
Financial liabilities designated at fair value through profit or loss	DCF(*1)	Other	~~W~~	1,822,529	Discount rate
Derivative liabilities	Option model,	Trading		1,692,567	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	DCF(*1)	Hedging		189,736
				1,882,303
			~~W~~	3,704,832

(*1) DCF : Discounted cash flow

(*2) NAV : Net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2019 are as follows:

Type of financial instrument	Valuation technique	Type		Carrying value	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss	DCF, Option model(*1)	Debt securities	~~W~~	7,778,274	The volatility of the underlying asset Discount rate Correlation	16.87%~38.93% 1.26%~38.78% 0.00%
	DCF, NAV	Equity securities		502,305	The volatility of the underlying asset Correlations	5.47%~63.00% 0.00%~74.00%
				8,280,579
Derivative assets	Option model(*1)	Equity and foreign exchange related		152,680	The volatility of the underlying asset Correlations	2.15%~63.00% (42.00%)~82.00%
	Option model(*1)	Interest rates related		6,653	The volatility of the underlying asset Regression coefficient Correlations	0.44%~0.69% 0.42%~1.57% 55.81%
	Option model(*1)	Credit and commodity related		38,030	The volatility of the underlying asset Correlations	1.00%~34.00% 17.00%~93.00%
				197,363
Securities at fair value through other comprehensive income	DCF, NAV	Debt securities and Equity securities		552,848	Discount rate Growth rate	8.21%~19.31% 0.00%~3.00%
			~~W~~	9,030,790

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2019 are as follows (continued):

Type of financial instrument	Valuation technique	Type		Carrying value	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss	Option model(*1)	Equity related	~~W~~	6,904,700	The volatility of the underlying asset Correlations	0.00%~109.00% (42.00%)~93.00%
Derivative liabilities	Option model(*1)	Equity and foreign exchange related		45,724	The volatility of the underlying asset Correlations	2.15%~55.00% (42.00%)~93.00%
	Option model(*1)	Interest rates related		252,648	The volatility of the underlying asset Regression coefficient Correlations	0.00%~27.00% 0.42%~2.77% 32.61%~90.34%
	Option model(*1)	Credit and commodity related		48,151	The volatility of the underlying asset Correlations	1.00%~109.00% (20.00%)~91.00%
				346,523
			~~W~~	7,251,223

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of March 31, 2019 and December 31, 2018.

		2019
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss (*1):
Securities at fair value through profit or loss	~~W~~	27,773	(20,972)
Derivative assets		34,930	(33,286)
		62,703	(54,258)
Effects on other comprehensive income :
Securities at fair value through other comprehensive income(*2)		26,697	(15,756)
	~~W~~	89,400	(70,014)
Financial liabilities:
Effects on profit or loss (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	69,061	(67,463)
Derivative liabilities		34,687	(44,506)
	~~W~~	103,748	(111,969)

		2018
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss (*1):
Securities at fair value through profit or loss	~~W~~	45,760	(20,662)
Derivative assets		28,115	(27,201)
		73,875	(47,863)
Effects on other comprehensive income :
Securities at fair value through other comprehensive income(*2)		23,885	(17,231)
	~~W~~	97,760	(65,094)
Financial liabilities:
Effects on profit or loss (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	112,212	(131,080)
Derivative liabilities		103,938	(88,348)
	~~W~~	216,150	(219,428)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset

(-10~10%) or correlations (-10~10%).

(*2) Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

4. Financial risk management (continued)

ii) Financial instruments measured at amortized cost

- The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument.  For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk.
Securities measured at amortized cost	The minimum price between the Korea Asset Pricing’s valuation, and KIS Pricing’s is used as a fair value..
Deposits and borrowings

The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market.  In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

ii) Financial instruments measured at amortized cost (continued)

- The carrying value and the fair value of financial instruments measured at amortized cost as of March 31, 2019 and December 31, 2018 are as follows:

		2019
		Carrying value	Fair value

Deposits measured at amortized cost	~~W~~	19,284,049	19,448,797

Loans measured at amortized cost :
Retails		130,204,808	131,471,872
Corporations		149,656,298	150,906,793
Public and other funding loans		3,075,177	3,099,489
Loans between banks		3,441,243	3,451,368
Credit card		21,582,054	21,935,089
		307,959,580	310,864,611
Securities measured at amortized cost :
Government bonds		26,710,339	29,657,509
Financial institution bonds		3,665,599	3,771,229
Debentures		9,768,173	10,358,166
		40,144,111	43,786,904
Other financial assets		22,016,587	22,034,964
	~~W~~	389,404,327	396,135,276
Deposit liabilities:
Demand deposits	~~W~~	107,389,103	107,388,403
Time deposits		146,799,960	146,927,166
Certificate of deposit		8,548,802	8,587,325
Issued bill deposit		5,225,027	5,224,780
CMA deposits		3,850,908	3,850,908
Other		2,034,528	2,034,436
		273,848,328	274,013,018
Borrowings :
Call-money		1,094,408	1,094,408
Bills sold		14,607	14,580
Bonds sold under repurchase agreements		7,021,361	7,021,361
Borrowings		21,144,411	21,277,975
		29,274,787	29,408,324
Debt securities issued :
Debt securities issued in won		58,674,181	59,509,808
Debt securities issued in foreign currency		8,588,864	8,689,690
		67,263,045	68,199,498
Other financial liabilities		30,750,784	30,463,061
	~~W~~	401,136,944	402,083,901

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

ii) Financial instruments measured at amortized cost (continued)

- The carrying value and the fair value of financial instruments measured at amortized cost as of March 31, 2019 and December 31, 2018 are as follows:

		2018
		Carrying value	Fair value

Deposits measured at amortized cost	~~W~~	14,471,988	14,471,920

Loans measured at amortized cost :
Retails		125,265,676	126,266,820
Corporations		146,302,462	147,420,557
Public and other funding loans		2,868,154	2,891,202
Loans between banks		3,579,169	3,580,576
Credit card		21,594,011	21,930,174
		299,609,472	302,089,329
Securities measured at amortized cost :
Government bonds		18,000,454	18,974,413
Financial institution bonds		2,171,623	2,195,425
Debentures		8,306,059	8,506,853
		28,478,136	29,676,691
Other financial assets		16,837,141	16,859,986
	~~W~~	359,396,737	363,097,926
Deposit liabilities :
Demand deposits	~~W~~	106,160,834	106,160,834
Time deposits		139,644,763	139,580,314
Certificate of deposit		9,247,088	9,298,457
Issued bill deposit		4,087,530	4,087,338
CMA deposits		4,084,709	4,084,709
Other		1,775,266	1,775,276
		265,000,190	264,986,928
Borrowings :
Call-money		1,425,162	1,425,162
Bills sold		14,536	14,506
Bonds sold under repurchase agreements		7,472,459	7,472,459
Borrowings		20,906,385	20,986,518
		29,818,542	29,898,645
Debt securities issued :
Debt securities issued in won		54,769,670	55,240,467
Debt securities issued in foreign currency		8,458,029	8,265,842
		63,227,699	63,506,309
Other financial liabilities		20,545,181	20,233,920
	~~W~~	378,591,612	378,625,802

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of March 31, 2019 and December 31, 2018 are as follows:

		2019
		Level 1	Level 2	Level 3	Total

Deposits measured at amortized cost	~~W~~	3,302,819	15,749,234	396,744	19,448,797

Loans measured at amortized cost :
Retails		-	-	131,471,872	131,471,872
Corporations		-	-	150,906,793	150,906,793
Public and other funding loans		-	-	3,099,489	3,099,489
Loans between banks		3,670	1,713,643	1,734,055	3,451,368
Credit card		-	-	21,935,089	21,935,089
		3,670	1,713,643	309,147,298	310,864,611
Securities measured at amortized cost:
Government bonds		17,995,904	11,661,605	-	29,657,509
Financial institution bonds		1,912,091	1,859,138	-	3,771,229
Debentures		-	10,273,678	84,488	10,358,166
		19,907,995	23,794,421	84,488	43,786,904
Other financial assets		1,274,464	14,540,896	6,219,604	22,034,964
	~~W~~	24,488,948	55,798,194	315,848,134	396,135,276
Deposit liabilities:
Demand deposits	~~W~~	1,077,298	106,297,433	13,672	107,388,403
Time deposits		-	-	146,927,166	146,927,166
Certificate of deposit		-	-	8,587,325	8,587,325
Issued bill deposit		-	-	5,224,780	5,224,780
CMA deposits		-	3,850,908	-	3,850,908
Other		1,910,852	-	123,584	2,034,436
		2,988,150	110,148,341	160,876,527	274,013,018
Borrowings :
Call-money		380,000	714,408	-	1,094,408
Bills sold		-	-	14,580	14,580
Bonds sold under repurchase agreements		5,881,133	-	1,140,228	7,021,361
Borrowings		-	224,132	21,053,843	21,277,975
		6,261,133	938,540	22,208,651	29,408,324
Debt securities issued :
Debt securities issued in won		-	39,688,736	19,821,072	59,509,808
Debt securities issued in foreign currency		-	5,908,005	2,781,685	8,689,690
		-	45,596,741	22,602,757	68,199,498
Other financial liabilities		1,274,470	12,159,532	17,029,059	30,463,061
	~~W~~	10,523,753	168,843,154	222,716,994	402,083,901

4.  Financial risk management (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

- The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of March 31, 2019 and December 31, 2018 are as follows:

		2018
		Level 1	Level 2	Level 3	Total

Deposits measured at amortized cost	~~W~~	3,105,588	10,587,086	779,246	14,471,920

Loans measured at amortized cost :
Retails		-	-	126,266,820	126,266,820
Corporations		-	-	147,420,557	147,420,557
Public and other funding loans		-	-	2,891,202	2,891,202
Loans between banks		590	2,498,193	1,081,793	3,580,576
Credit card		-	-	21,930,174	21,930,174
		590	2,498,193	299,590,546	302,089,329
Securities measured at amortized cost:
Government bonds		7,887,135	11,087,278	-	18,974,413
Financial institution bonds		719,925	1,475,500	-	2,195,425
Debentures		-	8,423,809	83,044	8,506,853
		8,607,060	20,986,587	83,044	29,676,691
Other financial assets		74,625	11,606,369	5,178,992	16,859,986
	~~W~~	11,787,863	45,678,235	305,631,828	363,097,926
Deposit liabilities:
Demand deposits	~~W~~	1,136,610	104,998,305	25,919	106,160,834
Time deposits		-	-	139,580,314	139,580,314
Certificate of deposit		-	-	9,298,457	9,298,457
Issued bill deposit		-	-	4,087,338	4,087,338
CMA deposits		-	4,084,709	-	4,084,709
Other		1,665,090	-	110,186	1,775,276
		2,801,700	109,083,014	153,102,214	264,986,928
Borrowing:
Call-money		465,000	960,162	-	1,425,162
Bills sold		-	-	14,506	14,506
Bonds sold under repurchase agreements		5,243,217	-	2,229,242	7,472,459
Borrowings		-	123,874	20,862,644	20,986,518
		5,708,217	1,084,036	23,106,392	29,898,645
Debt securities issued:
Debt securities issued in won		-	36,335,879	18,904,588	55,240,467
Debt securities issued in foreign currency		-	5,558,527	2,707,315	8,265,842
		-	41,894,406	21,611,903	63,506,309
Other financial liabilities		74,638	6,630,725	13,528,557	20,233,920
	~~W~~	8,584,555	158,692,181	211,349,066	378,625,802
4.  Financial risk management (continued)

(g) Classification by categories of financial instruments

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

Financial assets and liabilities are measured at fair value or amortized cost.  The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of March 31, 2019 and December 31, 2018 are as follows:

	2019
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	21,882,775	-	21,882,775
Due from banks at fair value through profit or loss		902,900	-	-	-	902,900
Securities at fair value through profit or loss		45,744,821	-	-	-	45,744,821
Derivatives		2,134,910	-	-	120,946	2,255,856
Loans at fair value through profit or loss		1,142,599	-	-	-	1,142,599
Loans at amortized cost		-	-	307,959,580	-	307,959,580
Securities at fair value through other comprehensive income		-	50,757,646	-	-	50,757,646
Securities at amortized cost		-	-	40,144,111	-	40,144,111
Other financial assets		-	-	22,016,587	-	22,016,587
	~~W~~	49,925,230	50,757,646	392,003,053	120,946	492,806,875

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of March 31, 2019 and December 31, 2018 are as follows:

		2019
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	273,848,328	-	273,848,328
Financial liabilities at fair value through profit or loss		2,108,984	-	-	-	2,108,984
Financial liabilities designated at FVTPL		-	8,727,229	-	-	8,727,229
Derivatives		1,842,673	-	-	431,109	2,273,782
Borrowings		-	-	29,274,787	-	29,274,787
Debt securities issued		-	-	67,263,045	-	67,263,045
Other		-	-	30,750,784	-	30,750,784
	~~W~~	3,951,657	8,727,229	401,136,944	431,109	414,246,939

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of March 31, 2019 and December 31, 2018 are as follows:

	2018
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	17,348,626	-	17,348,626
Due from banks at fair value through profit or loss		870,656	-	-	-	870,656
Securities at fair value through profit or loss		41,454,916	-	-	-	41,454,916
Derivatives		1,727,321	-	-	66,292	1,793,613
Loans at fair value through profit or loss		1,209,194	-	-	-	1,209,194
Loans at amortized cost		-	-	299,609,472	-	299,609,472
Securities at fair value through other comprehensive income		-	38,314,170	-	-	38,314,170
Securities at amortized cost		-	-	28,478,136	-	28,478,136
Other financial assets		-	-	16,837,141	-	16,837,141
	~~W~~	45,262,087	38,314,170	362,273,375	66,292	445,915,924

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as March 31, 2019 and December 31, 2018 are as follows:

		2018
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	265,000,190	-	265,000,190
Financial liabilities at fair value through profit or loss		1,420,306	-	-	-	1,420,306
Financial liabilities designated at FVTPL		-	8,535,800	-	-	8,535,800
Derivatives		1,846,669	-	-	593,223	2,439,892
Borrowings		-	-	29,818,542	-	29,818,542
Debt securities issued		-	-	63,227,699	-	63,227,699
Other		-	-	20,545,181	-	20,545,181
	~~W~~	3,266,975	8,535,800	378,591,612	593,223	390,987,610

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

5. Change in subsidiaries

(a) Change in consolidated subsidiaries for the three-month period ended March 31, 2019 are as follows:

	Company	Description
Included(2019)	Orange Life Insurance Co., Ltd	Newly acquired subsidiary
	Prudential Vietnam Finance	Newly acquired subsidiary
	Shinhan AI Co., Ltd.	Newly invested subsidiary

(b) Change in consolidated subsidiaries for the year ended December 31, 2018 are as follows:

	Company	Description
Included(2018)	PT Shinhan Asset Management Indonesia	Newly acquired subsidiary
	SHINHAN DS VIETNAM CO, LTD	Newly invested subsidiary

Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

6. Operating segments

(a) Segment information

The general descriptions by operating segments as of March 31, 2019 are as follows:

Segment	Description

Banking

The banking segment offers commercial banking services such as lending to and receiving deposits from corporations and individuals and also includes securities investing and trading and derivatives trading primarily through domestic and overseas bank branches and subsidiaries.

Credit card	The credit card segment primarily consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.
Securities	Securities segment comprise securities trading, underwriting and brokerage services.
Life insurance	Life insurance segment consists of life insurance services provided by Shinhan Life Insurance and Orange Life Insurance.
Others	Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

6. Operating segments (continued)

(b) The following tables provide information of income and expense for each operating segment for the three-month periods ended March 31, 2019 and 2018.

		2019
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	1,453,298	419,928	101,699	407,478	25,771	(26,667)	2,381,507
Net fees and commission income		211,193	102,692	76,381	42,608	48,978	(2,408)	479,444
Reversal of (provision for) credit loss allowance		(90,274)	(157,413)	(2,856)	(2,172)	420	(5,095)	(257,390)
General and administrative expenses		(713,669)	(167,503)	(123,581)	(107,579)	(69,205)	13,151	(1,168,386)
Other income (expense), net		(32,280)	(1,869)	19,124	(157,901)	58,229	(10,143)	(124,840)
Operating income		828,268	195,835	70,767	182,434	64,193	(31,162)	1,310,335
Equity method income (loss)		(2,126)	-	13,416	(473)	1,729	6,176	18,722
Income tax expense		222,644	50,989	16,846	50,918	17,774	(2,459)	356,712
Profit (loss) for the period	~~W~~	600,877	145,754	70,821	134,257	48,165	(34,042)	965,832
Controlling interest	~~W~~	600,804	146,447	70,823	134,257	48,165	(82,137)	918,359
Non-controlling interests		73	(693)	(2)	-	-	48,095	47,473

		2018
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	1,364,193	383,364	103,668	187,309	19,151	612	2,058,297
Net fees and commission income		217,962	79,548	109,910	29,587	46,930	(316)	483,621
Reversal of (provision for) credit loss allowance		(88,660)	(90,844)	339	(1,579)	1,244	(27)	(179,527)
General and administrative expenses		(681,838)	(183,681)	(125,968)	(54,615)	(60,620)	19,701	(1,087,021)
Other income (expense), net		(25,414)	38,043	25,594	(119,524)	18,932	(37,162)	(99,531)
Operating income		786,243	226,430	113,543	41,178	25,637	(17,192)	1,175,839
Equity method income (loss)		(1,363)	-	8,151	(229)	833	6,182	13,574
Income tax expense		205,138	61,761	28,385	11,187	13,467	5,070	325,008
Profit (loss) for the period	~~W~~	583,109	161,190	96,971	33,828	12,993	(19,055)	869,036
Controlling interest	~~W~~	583,032	162,041	96,970	33,828	12,993	(31,315)	857,549
Non-controlling interests		77	(851)	1	-	-	12,260	11,487

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

6. Operating segments (continued)

(c) The following tables provide information of net interest income (expense) of each operating segment for the three-month periods ended March 31, 2019 and 2018.

		2019
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	1,455,875	424,709	100,142	383,923	16,858	-	2,381,507
Internal transactions		(2,577)	(4,781)	1,557	23,555	8,913	(26,667)	-
	~~W~~	1,453,298	419,928	101,699	407,478	25,771	(26,667)	2,381,507

		2018
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	1,365,751	387,995	102,039	187,164	15,348	-	2,058,297
Internal transactions		(1,558)	(4,631)	1,629	145	3,803	612	-
	~~W~~	1,364,193	383,364	103,668	187,309	19,151	612	2,058,297

(d) The following tables provide information of net fees and commission income (expense) of each operating segment for the three-month periods ended March 31, 2019 and 2018.

		2019
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	261,152	65,946	78,722	44,557	29,067	-	479,444
Internal transactions		(49,959)	36,746	(2,341)	(1,949)	19,911	(2,408)	-
	~~W~~	211,193	102,692	76,381	42,608	48,978	(2,408)	479,444

		2018
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	218,046	92,045	112,716	31,391	29,423	-	483,621
Internal transactions		(84)	(12,497)	(2,806)	(1,804)	17,507	(316)	-
	~~W~~	217,962	79,548	109,910	29,587	46,930	(316)	483,621

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

7. Cash and due from banks at amortized cost

(a) Restricted due from banks as of March 31, 2019 are as follows:

		2019
Deposits denominated in won:
Reserve deposits	~~W~~	6,215,959
Other (*1)		3,435,672
		9,651,631

Deposits denominated in foreign currency		1,646,833
	~~W~~	11,298,464

(b) Restricted due from banks as of December 31, 2018 are as follows:

		2018
Deposits denominated in won:
Reserve deposits	~~W~~	2,360,416
Other (*1)		2,182,119
		4,542,535

Deposits denominated in foreign currency		1,632,971
	~~W~~	6,175,506

(*1) Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

8. Financial assets at fair value through profit or loss

(a) Financial assets at fair value through profit or loss as of March 31, 2019 and December 31, 2018 are as follows:

		2019
Debt instruments:
Governments	~~W~~	3,117,888
Financial institutions		10,377,791
Corporations		7,664,668
Stocks with put option		424,683
Equity investment with put option		1,213,056
Beneficiary certificates		10,410,157
Commercial papers		5,804,445
CMA(*1)		2,849,801
Others		2,446,649
		44,309,138

Equity instruments:
Stocks		1,244,155
Equity investment		6,793
Others(*2)		110,410
		1,361,358
Other:
Loans at fair value		1,142,599
Due from banks at fair value		902,900
Gold deposits		74,325
		2,119,824
	~~W~~	47,790,320

(*1) CMA: Cash management account deposits

(*2) Restricted reserve for claims of customers’ deposits (trusts) as of March 31, 2019 are ~~W~~919,220 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

8.  Financial assets at fair value through profit or loss (continued)

(a) Financial assets at fair value through profit or loss as of March 31, 2019 and December 31, 2018 are as follows:

		2018
Debt instruments:
Governments	~~W~~	2,765,054
Financial institutions		9,415,470
Corporations		6,664,839
Stocks with put option		381,844
Equity investment with put option		1,080,723
Beneficiary certificates		9,062,004
Commercial papers		5,535,397
CMA(*1)		3,001,831
Others		2,227,802
		40,134,964

Equity instruments:
Stocks		1,050,097
Equity investment		4,908
Others		110,066
		1,165,071
Other:
Loans at fair value		1,209,194
Due from banks at fair value		870,656
Gold deposits		154,881
		2,234,731
	~~W~~	43,534,766

(*1) CMA: Cash management account deposits

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

8.  Financial assets at fair value through profit or loss (continued)

(b) Financial assets to which overlay approach were applied in accordance with K-IFRS No. 1109 ‘Financial Instruments’ and K-IFRS No. 1104 ‘Insurance Contracts’ as of March 31, 2019 and December 31, 2018 are as follows.

		2019	2018

Due from banks at fair value through profit or loss	~~W~~	902,900	870,656
Securities at fair value through profit or loss		4,842,071	3,160,525
	~~W~~	5,744,971	4,031,181

A financial asset is eligible for designation for the overlay approach, if it is measured at fair value through profit or loss applying K-IFRS 1109 but would not have been measured at fair value through profit or loss in its entirety applying K-IFRS 1039; and it is not held in respect of an activity that is unconnected with contracts within the scope of K-IFRS 1104.

The reclassified amounts between profit or loss and other comprehensive income due to the overlay approach for the three-month period ended March 31, 2019 are as follows:

		Profit or loss		Other comprehensive income
		By K-IFRS 1109	By K-IFRS 1039	Amount	Tax effect
Due from banks at fair value through profit or loss	~~W~~	60,713	(38,402)	99,115	(24,666)
Securities at fair value through profit or loss		9,618	18,353	(8,735)	2,376
	~~W~~	70,331	(20,049)	90,380	(22,290)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

9. Derivatives

(a) The notional amounts of derivatives as of March 31, 2019 and December 31, 2018 are as follows:

		2019	2018
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	145,059,125	139,804,552
Currency swaps		32,407,233	31,794,900
Currency options		1,565,130	1,939,939
		179,031,488	173,539,391
Exchange traded:
Currency futures		931,985	436,714
		179,963,473	173,976,105
Interest rates related:
Over the counter:
Interest rate swaps		33,093,455	31,228,489
Interest rate options		334,000	294,000
		33,427,455	31,522,489
Exchange traded:
Interest rate futures		2,012,437	1,739,697
Interest rate swaps(*)		54,536,040	56,862,374
		56,548,477	58,602,071
		89,975,931	90,124,560
Credit related:
Over the counter:
Credit swaps		3,345,305	3,094,077

Equity related:
Over the counter:
Equity swaps and forwards		4,925,668	5,149,967
Equity options		864,036	645,709
		5,789,704	5,795,676
Exchange traded:
Equity futures		908,636	630,409
Equity options		2,698,614	2,708,557
		3,607,250	3,338,966
		9,396,954	9,134,642
Commodity related:
Over the counter:
Commodity swaps and forwards		1,130,973	1,062,588
Commodity options		4,780	4,780
		1,135,753	1,067,368
Exchange traded:
Commodity futures		99,220	245,751
		1,234,973	1,313,119

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

9. Derivatives (continued)

(a) The notional amounts of derivatives as of March 31, 2019 and December 31, 2018 are as follows (continued) :

		2019	2018
Hedge:
Currency forwards	~~W~~	1,786,867	1,522,306
Currency swaps		4,073,128	4,143,828
Interest rate swaps		10,102,250	10,147,731
		15,962,245	15,813,865

	~~W~~	299,878,881	293,456,368

(*) The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

9. Derivatives (continued)

(b) Fair values of derivative instruments as of March 31, 2019 and December 31, 2018 are as follows:

		2019		2018
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	1,185,529	1,075,956	912,795	870,984
Currency swaps		410,881	407,192	393,702	372,725
Currency options		6,416	10,226	7,637	12,273
		1,602,826	1,493,374	1,314,134	1,255,982
Exchange traded:
Currency futures		38	5	11	-
		1,602,864	1,493,379	1,314,145	1,255,982
Interest rates related:
Over the counter:
Interest rate swaps		263,754	175,046	251,251	172,019
Interest rate options		657	4,706	-	5,347
		264,411	179,752	251,251	177,366
Exchange traded:
Interest rate futures		836	513	412	1,569
		265,247	180,265	251,663	178,935
Credit related:
Over the counter:
Credit swaps		42,430	21,257	37,951	14,916

Equity related:
Over the counter:
Equity swap and forwards		157,845	44,683	51,869	205,709
Equity options		4,445	5,752	2,265	2,352
		162,290	50,435	54,134	208,061
Exchange traded:
Equity futures		7,075	1,915	15,937	778
Equity options		40,928	40,122	37,690	109,795
		48,003	42,037	53,627	110,573
		210,293	92,472	107,761	318,634
Commodity related:
Over the counter:
Commodity swaps and forwards		13,236	52,876	7,548	74,158
Commodity options		23	24	27	29
		13,259	52,900	7,575	74,187
Exchange traded:
Commodity futures		817	2,400	8,226	4,016
		14,076	55,300	15,801	78,203

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

9.  Derivatives (continued)

(b) Fair values of derivative instruments as of March 31, 2019 and December 31, 2018 are as follows (continued) :

		2019		2018
		Assets	Liabilities	Assets	Liabilities
Hedge:
Currency forwards	~~W~~	4,104	64,577	9,185	30,497
Currency swaps		46,187	44,320	21,976	79,492
Interest rate swaps		70,655	322,212	35,131	483,233
		120,946	431,109	66,292	593,222

	~~W~~	2,255,856	2,273,782	1,793,613	2,439,892

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

9. Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the three-month periods ended March 31, 2019 and 2018 were as follows:

		2019	2018
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	3,404	47,428
Currency swaps		11,142	(1,162)
Currency options		2,558	1,493
		17,104	47,759
Exchange traded:
Currency futures		32	812
		17,136	48,571
Interest rates related:
Over the counter:
Interest rate swaps		27,928	22,719
Interest rate options		(410)	(912)
		27,518	21,807
Exchange traded:
Interest rate futures		(3,108)	(1,492)
		24,410	20,315
Credit related:
Over the counter:
Credit swaps		(5,967)	(6,576)
Equity related:
Over the counter:
Equity swap and forwards		214,651	(56,707)
Equity options		(981)	650
		213,671	(56,057)
Exchange traded:
Equity futures		(8,851)	(645)
Equity options		63,740	(5,874)
		54,889	(6,519)
		268,560	(62,576)
Commodity related:
Over the counter:
Commodity swaps and forwards		16,083	(37,455)
Commodity options		8	1
		16,091	(37,454)
Exchange traded:
Commodity futures
		(1,583)	(758)
		14,508	(38,212)
Hedge		176,548	(83,421)
	~~W~~	495,195	(121,899)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

9. Derivatives (continued)

(d) Nominal values and average hedge ratio for derivatives as of March 31, 2019 are as follows:

	2019
	Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	140,000	749,747	724,359	718,306	1,279,507	6,490,332	10,102,251
Average hedge ratio:	100%	100%	100%	100%	100%	100%	100%
Exchange risk:
Nominal values:	2,798,803	1,817,565	1,240,504	597,061	328,643	289,947	7,072,523
Average hedge ratio:	99.71%	100%	100%	100%	100%	100%	99.89%

10. Securities at fair value through other comprehensive income and securities at amortized cost

(a) Securities at fair value through other comprehensive income and securities at amortized cost as of March 31, 2019 and December 31, 2018 are as follows:

		2019
Securities at fair value through other comprehensive income
Debt instruments:
Governments	~~W~~	15,485,210
Financial institutions		17,637,226
Corporations and others		16,983,203
		50,105,639
Equity instruments(*):
Stocks		646,462
Equity investments		5,545
		652,007
		50,757,646
Securities at amortized cost
Debt instruments:
Governments		26,710,339
Financial institutions		3,665,599
Corporations and others		9,768,173
		40,144,111
	~~W~~	90,901,757

(*) The equity securities were designated as measured at fair value through other comprehensive income for the strategic purpose of holding the securities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(a) Securities at fair value through other comprehensive income and securities at amortized cost as of March 31, 2019 and December 31, 2018 are as follows (continued):

		2018
Securities at fair value through other comprehensive income
Debt instruments:
Governments	~~W~~	8,975,391
Financial institutions		17,341,330
Corporations and others		11,360,924
		37,677,645
Equity instruments(*):
Stocks		630,010
Equity investments		6,515
		636,525
		38,314,170
Securities at amortized cost
Debt instruments:
Governments		18,000,454
Financial institutions		2,171,623
Corporations and others		8,306,059
		28,478,136
	~~W~~	66,792,306

(*) The equity securities were designated as measured at fair value through other comprehensive income for the strategic purpose of holding the securities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of securities at fair value through other comprehensive income and securities at amortized cost for the three-month period ended March 31, 2019 are as follows:

		2019
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 month expected credit loss	Life time expected credit loss	Total	12 month expected credit loss	Life time expected credit loss	Total

Beginning balance	~~W~~	37,571,814	105,831	37,677,645	28,464,921	22,475	28,487,396
Transfer to 12 month expected credit loss		-	-	-	-	-	-
Transfer to life time expected credit loss		(109,900)	109,900	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Acquisition		8,804,043	-	8,804,043	2,998,783	-	2,998,783
Disposal		(2,954,422)	(109,900)	(3,064,322)	-	-	-
Repayment		(4,746,524)	-	(4,746,524)	(811,121)	(232)	(811,353)
Others(*1)		471,569	10,436	482,005	89,355	503	89,858
Business combination (Note 31)		10,952,792	-	10,952,792	9,389,985	-	9,389,985
Ending balance	~~W~~	49,989,372	116,267	50,105,639	40,131,923	22,746	40,154,669

(*1) Included restructuring, debt equity swaps and foreign exchange movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of securities at fair value through other comprehensive income and securities at amortized cost for the year ended December 31, 2018 are as follows:

		2018
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 month expected credit loss	Life time expected credit loss	Total	12 month expected credit loss	Life time expected credit loss	Total

Beginning balance	~~W~~	36,641,928	15,879	36,657,807	24,403,423	21,444	24,424,867
Transfer to 12 month expected credit loss		-	-	-	-	-	-
Transfer to life time expected credit loss		(26,187)	26,187	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Acquisition		26,938,512	98,778	27,037,290	5,836,342	-	5,836,342
Disposal		(7,182,343)	(18,687)	(7,201,030)	-	-	-
Repayment		(19,338,938)	-	(19,338,938)	(1,607,467)	(3)	(1,607,470)
Others(*1)		538,842	(16,326)	522,516	(167,377)	1,034	(166,343)
Ending balance	~~W~~	37,571,814	105,831	37,677,645	28,464,921	22,475	28,487,396

(*1) Included restructuring, debt equity swaps and foreign exchange movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of securities at fair value through other comprehensive income and securities at amortized cost for the three-month period ended March 31, 2019 are as follows:

		2019
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 month expected credit loss	Life time expected credit loss	Total	12 month expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	25,722	362	26,084	9,243	17	9,260
Transfer to 12 month expected credit loss		-	-	-	-	-	-
Transfer to life time expected credit loss		(218)	218	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Provided (reversed)		10,930	(4,367)	6,563	132	(2)	130
Disposal		(1,302)	(218)	(1,520)	-	-	-
Others(*1)		(3,451)	4,279	828	44	-	44
Business combination		4,912	-	4,912	1,124	-	1,124
Ending balance	~~W~~	36,593	274	36,867	10,543	15	10,558

(*1) Included restructuring, debt equity swaps and foreign exchange movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of securities at fair value through other comprehensive income and securities at amortized cost for the year ended December 31, 2018 are as follows:

		2018
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 month expected credit loss	Life time expected credit loss	Total	12 month expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	17,038	1,938	18,976	6,327	2,232	8,559
Transfer to 12 month expected credit loss		-	-	-	-	-	-
Transfer to life time expected credit loss		(234)	234	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Provided (reversed)		15,286	(3,220)	12,066	4,615	(2,215)	2,400
Disposal		(5,251)	(229)	(5,480)	-	-	-
Others(*1)		(1,117)	1,639	522	(1,699)	-	(1,699)
Ending balance	~~W~~	25,722	362	26,084	9,243	17	9,260

(*1) Included restructuring, debt equity swaps and foreign exchange movements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the three-month periods ended March 31, 2019 and 2018 are as follows:

		2019	2018
Gain on disposal of securities at fair value	~~W~~	20,815	7,534
Loss on disposal of securities at fair value		(1,948)	(1,990)
Loss on disposal of securities at amortized cost(*)		(1)	(3)
	~~W~~	18,866	5,541

(*) The disposal of securities at amortized cost was due to the exercise of the redemption option of the issuer.

(e) Income or loss on equity securities at fair value through other comprehensive income.

The Group recognizes dividends amounting to ~~W~~9,948 million and ~~W~~8,296 million related to equity securities at fair value through other comprehensive income million for the three-month periods ended March 31, 2019 and 2018 respectively.

In addition, the disposition of equity securities at fair value through other comprehensive income for the three-month periods ended March 31, 2019 and 2018 are as follows

		2019	2018

Fair value at the date of disposal	~~W~~	7,433	728
Cumulative net profit at the time of disposal		(2,309)	(2,401)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

11.  Loans at amortized cost

(a) Loans at amortized cost as of March 31, 2019 and December 31, 2018 are as follows:

		2019	2018
Household loans	~~W~~	125,893,004	120,832,081
Corporate loans		155,405,703	152,164,476
Public and other		3,032,056	2,831,026
Loans to banks		3,452,244	3,585,563
Card receivables		22,458,889	22,447,614
		310,241,896	301,860,760

Discount		(22,292)	(23,588)
Deferred loan origination costs or fees		517,722	497,368
		310,737,326	302,334,540
Allowance for credit losses		(2,777,746)	(2,725,068)

	~~W~~	307,959,580	299,609,472

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

11.  Loans at amortized cost (continued)

(b) Changes in loans at amortized cost and other assets for the three month period ended March 31, 2019 are as follows:

		2019
		Loans at amortized cost			Other assets (*1)			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	267,598,979	33,038,597	1,696,964	31,508,694	99,461	32,003	333,974,698
Transfer to 12 month expected credit loss		3,272,689	(3,270,503)	(2,186)	5,217	(5,209)	(8)	-
Transfer to life time expected credit loss		(7,393,337)	7,409,842	(16,505)	(55,691)	55,709	(18)	-
Transfer to impaired financial asset		(766,051)	(249,877)	1,015,928	(867)	(886)	1,753	-
Origination		54,835,727	78,291	7,481	13,986,868	6,903	6,560	68,921,830
Collection		(44,601,398)	(4,512,968)	(574,348)	(5,253,453)	(16,572)	(2,346)	(54,961,085)
Charge off		-	-	(236,034)	-	-	(6,471)	(242,505)
Disposal		-	(6,024)	(103,387)	-	-	-	(109,411)
Others (*2)		582,114	56,983	3,035	149,551	35	-	791,718
Business combination		2,855,056	7,752	10,506	1,195,676	-	7,451	4,076,441
Ending balance	~~W~~	276,383,779	32,552,093	1,801,454	41,535,995	139,441	38,924	352,451,686

(*1) Included allowance for due from banks and other assets

(*2) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

(*3) ~~W~~ 9,611,791 million uncollected principal and interest on charge off loans. Collection is in process.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

11.  Loans at amortized cost (continued)

(b) Changes in loans at amortized cost and other assets for the year ended December 31, 2018 are as follows:

		2018
		Loans at amortized cost			Other assets (*1)			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	245,310,809	30,030,619	1,784,601	31,599,203	456,538	23,243	309,205,013
Transfer to 12 month expected credit loss		7,532,588	(7,527,159)	(5,429)	28,028	(28,024)	(4)	-
Transfer to life time expected credit loss		(20,879,174)	20,943,897	(64,723)	(51,596)	51,607	(11)	-
Transfer to impaired financial asset		(1,948,419)	(185,166)	2,133,585	(22,162)	(2,986)	25,148	-
Origination		130,894,396	529,735	315,389	30,085,141	27,251	21,930	161,873,842
Collection		(93,938,952)	(10,682,116)	(1,008,819)	(30,207,574)	(410,559)	(4,236)	(136,252,256)
Charge off		-	-	(851,397)	-	-	(20,984)	(872,381)
Disposal		(121,915)	(19,056)	(582,491)	-	(495)	(13,083)	(737,040)
Others (*2)		749,646	(52,157)	(23,752)	77,654	6,129	-	757,520
Ending balance	~~W~~	267,598,979	33,038,597	1,696,964	31,508,694	99,461	32,003	333,974,698

(*1) Included allowance for due from banks and other assets

(*2) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

(*3) ~~W~~9,597,389 million uncollected principal and interest on charge off loans. Collection was in process.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

11.  Loans at amortized cost (continued)

(c) Changes in allowances for credit loss of loans at amortized cost and other assets for the three month period ended March 31, 2019 are as follows:

		2019
		Loans at amortized cost			Other assets (*1)			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	731,000	1,027,922	966,146	39,927	6,930	24,764	2,796,689
Transfer to 12 month expected credit loss		54,222	(53,502)	(720)	254	(249)	(5)	-
Transfer to life time expected credit loss		(30,977)	35,750	(4,773)	(137)	146	(9)	-
Transfer to impaired financial asset		(2,537)	(75,802)	78,339	(53)	(349)	402	-
Provided (reversed)		(20,182)	95,482	147,922	(572)	6,003	5,623	234,276
Charge off		-	-	(234,191)	-	-	(6,368)	(240,559)
Discount		-	-	(5,534)	-	-	-	(5,534)
Disposal		-	(472)	(19,797)	-	-	-	(20,269)
Collection		-	-	70,309	-	-	346	70,655
Others (*2)		1,546	(11,513)	3,465	(72)	16	473	(6,085)
Business combination		15,658	3,118	6,867	1,333	-	7,451	34,427
Ending balance	~~W~~	748,730	1,020,983	1,008,033	40,680	12,497	32,677	2,863,600

(*1) Included allowance for due from banks and other assets

(*2) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

11.  Loans at amortized cost (continued)

(c) Changes in allowances for credit loss of loans at amortized cost and other assets for the year ended December 31, 2018 are as follows:

		2018
		Loans at amortized cost			Other assets (*1)			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	730,613	1,088,259	1,053,114	39,048	7,666	20,166	2,938,866
Transfer to 12 month expected credit loss		115,780	(114,614)	(1,166)	581	(578)	(3)	-
Transfer to life time expected credit loss		(61,415)	103,502	(42,087)	(212)	222	(10)	-
Transfer to impaired financial asset		(2,509)	(40,729)	43,238	(94)	(2,209)	2,303	-
Provided (reversed)		23,662	159,565	521,288	(1,998)	1,775	24,293	728,585
Charge off		-	-	(851,397)	-	-	(20,984)	(872,381)
Discount		-	-	(20,778)	-	-	-	(20,778)
Disposal		(636)	(374)	(59,567)	-	(7)	(2,736)	(63,320)
Collection		-	-	311,280	-	-	1,815	313,095
Others (*2)		(74,495)	(167,687)	12,221	2,602	61	(80)	(227,378)
Ending balance	~~W~~	731,000	1,027,922	966,146	39,927	6,930	24,764	2,796,689

(*1) Included allowance for due from banks and other assets

(*2) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates

(a) Investments in associates as of March 31, 2019 and December 31, 2018 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2019	2018
BNP Paribas Cardif Life Insurance(*1),(*3)	Korea	December 31	14.99	14.99
Songrim Partners.(*1),(*4)	“	“	35.34	35.34
Daewontos Co., Ltd.(*1),(*4)	“	“	36.33	36.33
Neoplux Technology Valuation Investment Fund(*1)	“	“	33.33	33.33
Partners 4th Growth Investment Fund(*1)	“	“	25.00	25.00
KTB Newlake Global Healthcare PEF(*1)	“	“	30.00	30.00
JAEYANG INDUSTRY(*1),(*4)	“	March 31	25.90	25.90
DAEKWANG SEMICONDUCTOR CO., LTD.(*1),(*4)	“	December 31	20.94	20.94
Lodestone 1st Private Equity Fund	“	March 31	26.06	26.06
Shinhan-Neoplux Energy Newbiz Fund(*1)	“	December 31	23.33	23.33
Shinhan-Albatross tech investment Fund	“	March 31	50.00	50.00
KCLAVIS Meister Fund No.17	“	“	26.09	26.09
Plutus-SG Private Equity Fund	“	“	26.67	26.67
SG ARGES Private Equity Fund No.1	“	“	24.06	24.06
Eum Private Equity Fund No.3	“	“	20.76	20.76
KTB Confidence Private Placement	“	“	31.43	30.29
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	“	“	23.89	23.89
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund	“	“	20.16	20.16
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4	“	“	20.00	20.00
Platform Partners brick save Private Investment trust(*6)	“	“	98.77	98.77
ShinHan – Soo Young Entrepreneur Investment Fund No.1	“	“	24.00	24.00
Synergy-Shinhan Mezzanine New Technology Investment Fund	“	“	47.62	47.62
Shinhan Praxis K-Growth Global Private Equity Fund(*5)	“	“	18.87	18.87
Credian Healthcare Private Equity Fund II	“	“	34.07	34.07
Kiwoom Milestone Professional Private Real Estate Trust 19	“	“	50.00	50.00
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3	“	“	21.28	21.28
Brain Professional Private Trust No.4	“	“	27.50	27.50
Hanhwa US Equity Strategy Private Real Estate Fund No.1	“	“	44.84	44.84
Brain KS Qualified Privately Placed Fund No.6(*7)	“	-	-	50.00
Shinhan Global Healthcare Fund 1(*5)	“	March 31	4.41	4.41
JB Power TL Investment Type Private Placement Special Asset Fund 7	“	“	33.33	33.33
IBK AONE convertible 1	“	“	47.25	47.25
Rico synergy collabo Multi-Mezzanine 3(*8)	“	“	50.03	50.03
KB NA Hickory Private Special Asset Fund	“	“	37.50	37.50
GB Professional Private Investment Trust 6(*7)	“	-	-	94.51
Koramco Europe Core Private Placement Real Estate Fund No.2-2	“	March 31	44.02	44.02

12.  Investments in associates (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

(a) Investments in associates as of March 31, 2019 and December 31, 2018 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			2019	2018
SHBNPP Private Korea Equity Long-Short Professional Feeder	Korea	March 31	21.47	21.52
Shinhan-Stonebridge Petro PEF(*5)	“	“	1.82	1.82
BNP Paribas Cardif General Insurance(*1),(*2)	“	December 31	10.00	10.00
Axis Global Growth New Technology Investment Association	“	March 31	31.85	31.85
Polaris No7 Start up and Venture Private Equity Fund	“	“	28.57	28.57
Hermes Private Investment Equity Fund	“	“	29.17	29.17
Shinhan AIM FoF Fund 1a	“	“	25.00	24.91
Daishin Heim Qualified Investor Private Investment Trust No.1808	“	“	34.48	34.48
Heungkuk High Class Professional Trust Private Fund 37(*7)	“	-	-	50.00
IGIS Global Credit Fund 150-1	“	March 31	25.00	25.11
GX SHINHAN INTERVEST 1st Private Equity Fund	“	“	25.27	25.27
Soo Commerce Platform Growth Fund	“	“	24.62	24.62
Partner One Value up I Private Equity Fund	“	“	27.91	27.91
Genesis No.1 Private Equity Fund(*1)	“	December 31	22.80	22.80
GMB ICT New Technology Investment Fund	“	March 31	26.75	26.75
Soo Delivery Platform Growth Fund	“	“	30.00	30.00
Genesis North America Power Company No.1 PEF	“	“	39.92	39.92
Hyungje art printing(*1), (*4)	“	December 31	31.54	31.54
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	“	March 31	23.33	23.33
Shinhan-Rhinos 1 Fund	“	“	22.48	-
Pacific Private Investment Trust No.20	“	“	21.74	-
Susung Mezzanine project P1 Private Investment Trust	“	“	40.97	-
KOREA FINANCE SECURITY(*1), (*3)	“	December 31	14.91	-
AIP Transportation Specialized Privately Placed Fund Trust #1	“	March 31	35.73	-
LIME NEPTUNE PROFESSIONALE PRIVATE 6	“	“	50.00	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(a) Investments in associates as of March 31, 2019 and December 31, 2018 are as follows (continued):

(*1) The latest financial statements were used for the equity method since the financial statements as of March 31, 2019 were not available. Significant trades and events occurred within the period were properly reflected.

(*2) The Group applies the equity method accounting as the Group has significant influence on the financial and operating policies of the investee through the ability to elect investee’s board members and representation in decision making bodies of the investee.

(*3) The Group applies the equity method accounting as the Group has a significant influence on the investees through important business transactions.

(*4) As a part of the rehabilitation process, the Group acquired shares through the conversion of equity investments; as the Group cannot exercise voting rights during the process, the Group classified the shares as investments at fair value through profit or loss. The Group has reclassified Securities at fair value through profit or loss to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees

(*5) As a managing partner, the Group has a significant influence over the investees.

(*6) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*7) The associates were disposed or reclassified.

(*8) Although the ownership interests were more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 were as follows:

		2019
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	49,816	(375)	(315)	447	-	49,573
Daewontos Co., Ltd.(*1)		-	-	-	-	-	-
Songrim Partners.(*1)		-	-	-	-	-	-
Neoplux Technology Valuation Investment Fund		18,738	1,400	(1,720)	2,367	-	20,785
Partners 4th Growth Investment Fund		16,612	-	(65)	-	-	16,547
JAEYANG INDUSTRY(*1)		-	-	-	-	-	-
KTB Newlake Global Healthcare PEF		9,885	-	(95)	-	-	9,790
DAEKWANG SEMICONDUCTOR CO., LTD.		3,334	-	(229)	-	-	3,105
Lodestone 1st Private Equity Fund		2,753	-	314	-		3,067
Shinhan-Neoplux Energy Newbiz Fund		3,974	-	(74)	-	-	3,900
Shinhan-Albatross Tech Investment Fund		8,908	-	379	(306)	-	8,981
KCLAVIS Meister Fund No.17		3,083	-	(15)	-	-	3,068
Plutus-SG Private Equity Fund		4,252	(66)	72	-	-	4,258
SG ARGES Private Equity Fund No.1		4,341	(45)	(11)	-	-	4,285
Eum Private Equity Fund No.3		4,889	(10)	(10)	-	-	4,869
KTB Confidence Private Placement		5,302	-	307	-	-	5,609
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		5,432	(374)	21	-	-	5,079
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,429	(65)	55	-	-	8,419
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		4,831	3,742	171	-	-	8,744
Platform Partners Brick Save Private Investment Trust		8,120	(124)	64	-	-	8,060
ShinHan – Soo Young Entrepreneur Investment Fund No.1		2,554	864	17	-	-	3,435
Synergy-Shinhan Mezzanine New Technology Investment Fund		10,149	(833)	66	-	-	9,382
Shinhan Praxis K-Growth Global Private Equity Fund		16,527	(1,698)	(539)	-	-	14,290
Credian Healthcare Private Equity Fund II		4,553	(2,448)	226	-	-	2,331
Kiwoom Milestone Professional Private Real Estate Trust 19		10,419	-	92	-	-	10,511
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		20,544	-	616	-	-	21,160

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 were as follows (continued):

		2019
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
Brain Professional Private Trust No.4	~~W~~	5,244	(3,383)	100	-	-	1,961
Hanhwa US Equity Strategy Private Real Estate Fund No.1		26,232	(1,007)	(210)	-	-	25,015
Brain KS Qualified Privately Placed Fund No.6		5,097	(5,041)	(56)	-	-	-
Shinhan Global Healthcare Fund 1		3,285	-	42	-	-	3,327
JB Power TL Investment Type Private Placement Special Asset Fund 7		17,484	(358)	465	-	-	17,591
IBK AONE convertible 1		5,906	-	139	-	-	6,045
Rico synergy collabo Multi-Mezzanine 3		5,290	-	217	-	-	5,507
KB NA Hickory Private Special Asset Fund		34,360	(429)	348	-	-	34,279
GB Professional Private Investment Trust 6		8,588	(8,588)	-	-	-	-
Koramco Europe Core Private Placement Real Estate Fund No.2-2		18,616	(863)	167	-	-	17,920
SHBNPP Private Korea Equity Long-Short Professional Feeder		14,370	(112)	66	-	-	14,324
Shinhan-Stonebridge Petro PEF		18,681	-	(15)	-	-	18,666
BNP Paribas Cardif General Insurance		3,423	-	(473)	(18)	-	2,932
Axis Global Growth New Technology Investment Association		4,875	-	(20)	-	-	4,855
Polaris No7 Start up and Venture Private Equity Fund		4,338	(1,400)	231	-	-	3,169
Hermes Private Investment Equity Fund		7,065	-	(294)	-	-	6,771
Shinhan AIM FoF Fund 1a		4,351	812	248	-	-	5,411
Daishin Heim Qualified Investor Private Investment Trust No.1808		10,126	(122)	(1)	-	-	10,003
Heungkuk High Class Professional Trust Private Fund 37		9,438	(9,505)	67	-	-	-
IGIS Global Credit Fund 150-1		8,896	(192)	65	-	-	8,769
GX SHINHAN INTERVEST 1st Private Equity Fund		31,831	-	4,003	-	-	35,834
Soo Commerce Platform Growth Fund		6,378	-	(17)	-	-	6,361
Partner One Value up I Private Equity Fund		11,939	-	(7)	-	-	11,932
Genesis No.1 Private Equity Fund		45,758	97	(97)	-	-	45,758
GMB ICT New Technology Investment Fund		7,934	-	(20)	-	-	7,914
Soo Delivery Platform Growth Fund		8,983	-	(41)	-	-	8,942
Genesis North America Power Company No.1 PEF		20,824	-	188	-	-	21,012
Hyungje art printing(*1)		-	-	-	-	-	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		6,204	4,690	(130)	-	-	10,764
Shinhan-Rhinos 1 Fund		-	3,000	1	-	-	3,001
Pacific Private Investment Trust No.20		-	4,785	62	-	-	4,847

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month periods ended March 31, 2019 and for the year ended December 31, 2018 were as follows (continued):

		2019
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Susung Mezzanine project P1 Private Investment Trust	~~W~~	-	4,000	(197)	-	-	3,803
KOREA FINANCE SECURITY		-	3,448	-	-	-	3,448
AIP Transportation Specialized Privately Placed Fund Trust #1		-	33,201	(1,407)	-	-	31,794
LIME NEPTUNE PROFESSIONALE PRIVATE 6		-	5,000	1	-	-	5,001
Others		88,369	(26,308)	15,970	-	-	78,031
	~~W~~	671,330	1,693	18,722	2,490	-	694,235

(*1) The Group has stopped recognizing its equity method income or loss due to the investee’s cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 were as follows (continued):

		2018
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	52,616	(2,043)	783	(1,540)	-	49,816
Daewontos Co., Ltd.(*1)		-	-	-	-	-	-
Songrim Partners.(*1)		48	-	(48)	-	-	-
Neoplux Technology Valuation Investment Fund		13,470	6,000	(242)	(490)	-	18,738
JAEYOUNG SOLUTEC CO., LTD.		3,849	(2,865)	(836)	(148)	-	-
Partners 4th Growth Investment Fund		13,390	2,597	625	-	-	16,612
JAEYANG INDUSTRY(*1)		-	-	-	-	-	-
KTB Newlake Global Healthcare PEF		2,653	7,470	(238)	-	-	9,885
DAEKWANG SEMICONDUCTOR CO., LTD.		3,824	-	(490)	-	-	3,334
Shinhan-Neoplux Energy Newbiz Fund		1,400	2,800	(226)	-	-	3,974
Shinhan-Albatross Tech Investment Fund		2,672	6,000	(70)	306	-	8,908
Asia Pacific No.39 Ship Investment Co., Ltd.		4,682	(4,803)	121	-	-	-
KCLAVIS Meister Fund No.17		3,039	-	44	-	-	3,083
SG No.9 Corporate Recovery Private Equity Fund		3,963	(3,102)	566	-	-	1,427
Plutus-SG Private Equity Fund		4,251	(132)	133	-	-	4,252
SG ARGES Private Equity Fund No.1		6,422	(2,295)	214	-	-	4,341
OST Progress- 2 Fund		4,895	(4,895)	-	-	-	-
Eum Private Equity Fund No.3		4,925	(277)	241	-	-	4,889
Richmond Private Yong in Retail Facility Real Estate Fund No.1		8,101	(10,286)	2,185	-	-	-
KTB Confidence Private Placement		6,403	(389)	387	(1,099)	-	5,302
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		6,757	(1,518)	193	-	-	5,432
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,387	(305)	347	-	-	8,429
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		6,012	(6,035)	23	-	-	-
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		1,638	3,060	133	-	-	4,831
Platform Partners Brick Save Private Investment Trust		8,069	(496)	547	-	-	8,120
Synergy-Shinhan Mezzanine New Technology Investment Fund		4,999	5,000	150	-	-	10,149
The Asia Pacific Capital Fund II L.P.		7,307	(3,004)	(656)	2,602	(5,849)	400

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 were as follows (continued):

		2018
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan Praxis K-Growth Global Private Equity Fund	~~W~~	18,954	(7,473)	5,046	-	-	16,527
Credian Healthcare Private Equity Fund II		3,813	-	740	-	-	4,553
Kiwoom Milestone Professional Private Real Estate Trust 19		10,408	(199)	210	-	-	10,419
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		20,460	(1,253)	1,337	-	-	20,544
Brain Professional Private Trust No.4		5,847	(1,274)	671	-	-	5,244
Hanhwa US Equity Strategy Private Real Estate Fund No.1		25,479	(2,000)	2,753	-	-	26,232
Brain KS Qualified Privately Placed Fund No.6		4,805	-	292	-	-	5,097
M360 CRE Income Fund		153,905	(171,215)	6,183	11,127	-	-
Shinhan Global Healthcare Fund 1		3,407	-	(122)	-	-	3,285
JB Power TL Investment Type Private Placement Special Asset Fund 7		18,690	(2,075)	869	-	-	17,484
IBK AONE convertible 1		5,122	-	784	-	-	5,906
Rico synergy collabo Multi-Mezzanine 3		5,026	-	264	-	-	5,290
KB NA Hickory Private Special Asset Fund		34,091	(1,560)	1,829	-	-	34,360
GB Professional Private Investment Trust 6		8,600	-	(12)	-	-	8,588
Koramco Europe Core Private Placement Real Estate Fund No.2-2		20,760	(2,357)	213	-	-	18,616
SHBNPP Private Korea Equity Long-Short Professional Feeder		4,861	9,412	97	-	-	14,370
Shinhan-Stonebridge Petro PEF		19,201	(1,133)	613	-	-	18,681
BNP Paribas Cardif General Insurance		4,429	-	(1,026)	20	-	3,423
Axis Global Growth New Technology Investment Association		4,953	-	(78)	-	-	4,875
Polaris No7 Start up and Venture Private Equity Fund		4,359	-	(21)	-	-	4,338
Hermes Private Investment Equity Fund		17,497	(5,158)	(5,274)	-	-	7,065
Shinhan AIM FoF Fund 1a		-	4,125	226	-	-	4,351
Daishin Heim Qualified Investor Private Investment Trust No.1808		-	9,786	340	-	-	10,126
Heungkuk High Class Professional Trust Private Fund 37		-	9,178	260	-	-	9,438
IGIS Global Credit Fund 150-1		-	8,529	367	-	-	8,896
GX SHINHAN INTERVEST 1st Private Equity Fund		-	34,900	(3,069)	-	-	31,831
Soo Commerce Platform Growth Fund		-	6,500	(122)	-	-	6,378
Partner One Value up I Private Equity Fund		-	12,000	(61)	-	-	11,939
Genesis No.1 Private Equity Fund		-	46,068	(310)	-	-	45,758
GMB ICT New Technology Investment Fund		-	8,000	(66)	-	-	7,934
Soo Delivery Platform Growth Fund		-	9,000	(17)	-	-	8,983

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 were as follows (continued):

		2018
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Genesis North America Power Company No.1 PEF	~~W~~	-	21,592	(768)	-	-	20,824
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		-	6,300	(96)	-	-	6,204
Others(*2)		52,855	37,442	1,550	2	-	91,849
	~~W~~	631,294	17,617	17,488	10,780	(5,849)	671,330

(*1) The Group has stopped recognizing its equity method income or loss due to the investee’s cumulative loss.

(*2) Disposal by account reclassification includes non-cash flow.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(c) Condensed statement of financial information as of and for the three-month period ended March 31, 2019 and as of and for the year ended December 31, 2018 were as follows:

		2019
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	3,881,064	3,549,641	8,892	(2,236)	2,980	744
Neoplux Technology Valuation Investment Fund		63,386	1,030	112	(5,161)	7,104	1,943
Partners 4th Growth Investment Fund		67,406	1,218	6	(261)	-	(261)
KTB Newlake Global Healthcare PEF		32,380	311	1	(316)	-	(316)
DAEKWANG SEMICONDUCTOR CO., LTD.		22,462	7,632	1,495	(1,094)	-	(1,094)
Lodestone 1st Private Equity Fund		11,777	7	25	1,946	-	1,946
Shinhan-Neoplux Energy Newbiz Fund		16,714	-	4	(318)	-	(318)
Shinhan-Albatross Tech Investment Fund		18,128	153	1,189	1,027	(917)	110
KCLAVIS Meister Fund No.17		11,866	104	395	338	-	338
Plutus-SG Private Equity Fund		16,032	68	340	268	-	268
SG ARGES Private Equity Fund No.1		18,085	278	-	(46)	-	(46)
Eum Private Equity Fund No.3		23,547	95	37	(52)	-	(52)
KTB Confidence Private Placement		38,950	21,106	1,176	1,026	-	1,026
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		21,262	1	260	69	-	69
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,758	2	581	197	-	197
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		43,743	23	1,692	826	-	826
Platform Partners Brick Save Private Investment Trust		8,357	196	338	317	-	317
ShinHan – Soo Young Entrepreneur Investment Fund No.1		14,482	172	468	295	-	295
Synergy-Shinhan Mezzanine New Technology Investment Fund		19,752	52	674	608	-	608
Shinhan Praxis K-Growth Global Private Equity Fund		76,023	287	3,494	(2,854)	-	(2,854)
Credian Healthcare Private Equity Fund II		6,872	35	1,319	890	-	890
Kiwoom Milestone Professional Private Real Estate Trust 19		57,874	36,850	465	185	-	185
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		99,641	208	3,349	2,896	-	2,896

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(c) Condensed statement of financial information as of and for the three-month period ended March 31, 2019 and as of and for the year ended December 31, 2018 were as follows (continued):

		2019
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Brain Professional Private Trust No.4	~~W~~	7,158	31	1,157	363	-	363
Hanhwa US Equity Strategy Private Real Estate Fund No.1		55,820	37	2,214	(469)	-	(469)
Shinhan Global Healthcare Fund 1		75,355	1	945	945	-	945
JB Power TL Investment Type Private Placement Special Asset Fund 7		53,261	488	3,673	1,394	-	1,394
IBK AONE convertible 1		12,796	-	204	295	-	295
Rico synergy collabo Multi-Mezzanine 3		11,014	5	476	435	-	435
KB NA Hickory Private Special Asset Fund		92,649	1,237	3,985	928	-	928
Koramco Europe Core Private Placement Real Estate Fund No.2-2		42,897	2,188	1,898	379	-	379
SHBNPP Private Korea Equity Long-Short Professional Feeder		75,760	9,636	6,053	572	-	572
Shinhan-Stonebridge Petro PEF		1,025,065	805	7	(816)	-	(816)
BNP Paribas Cardif General Insurance		48,874	19,565	4,565	(4,734)	(183)	(4,917)
Axis Global Growth New Technology Investment Association		15,304	59	1	(63)	-	(63)
Polaris No7 Start up and Venture Private Equity Fund		11,131	38	837	809	-	809
Hermes Private Investment Equity Fund		23,308	93	-	(1,010)	-	(1,010)
Shinhan AIM FoF Fund 1a		21,658	14	2,350	928	-	928
Daishin Heim Qualified Investor Private Investment Trust No.1808		29,775	766	9	8	-	8
IGIS Global Credit Fund 150-1		35,788	713	1,923	(102)	-	(102)
GX SHINHAN INTERVEST 1st Private Equity Fund		141,797	-	15,843	15,843	-	15,843
Soo Commerce Platform Growth Fund		25,903	68	-	(67)	-	(67)
Partner One Value up I Private Equity Fund		42,904	155	127	(27)	-	(27)
Genesis No.1 Private Equity Fund		201,103	434	-	(1,360)	-	(1,360)
GMB ICT New Technology Investment Fund		29,658	74	1	(73)	-	(73)
Soo Delivery Platform Growth Fund		29,958	150	20	(136)	-	(136)
Genesis North America Power Company No.1 PEF		52,778	138	608	470	-	470
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		46,801	668	113	(555)	-	(555)
Shinhan-Rhinos 1 Fund		13,349	-	-	4	-	4
Pacific Private Investment Trust No.20		22,307	13	50	49	-	49
Susung Mezzanine project P1 Private Investment Trust		9,281	-	37	(482)	-	(482)
KOREA FINANCE SECURITY		31,074	7,949	17,143	180	-	180

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(c) Condensed statement of financial information as of and for the three-month period ended March 31, 2019 and as of and for the year ended December 31, 2018 were as follows (continued):

		2019
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
AIP Transportation Specialized Privately Placed Fund Trust #1	~~W~~	89,496	501	1,481	(3,938)	-	(3,938)
LIME NEPTUNE PROFESSIONALE PRIVATE 6		10,002	-	2	1	-	1

(*) As of March 31, 2019, the Group has discontinued the application of the equity method of accounting and excluded the financial information of the associates for which financial information is not available.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

12. Investments in associates (continued)

(c) Condensed statement of financial information as of and for the three-month period ended March 31, 2019 and as of and for the year ended December 31, 2018 were as follows (continued):

		2018
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	3,995,746	3,662,567	53,756	5,191	(10,268)	(5,077)
Neoplux Technology Valuation Investment Fund		57,018	804	390	(724)	(1,969)	(2,693)
Partners 4th Growth Investment Fund		67,403	954	4,424	3,025	-	3,025
KTB Newlake Global Healthcare PEF		32,508	123	69	(793)	-	(793)
DAEKWANG SEMICONDUCTOR CO., LTD.		25,459	9,537	15,794	(2,341)	-	(2,341)
Shinhan-Neoplux Energy Newbiz Fund		17,347	315	19	(968)	-	(968)
Shinhan-Albatross Tech Investment Fund		18,009	182	299	(435)	917	482
KCLAVIS Meister Fund No.17		11,866	47	398	167	-	167
SG No.9 Corporate Recovery Private Equity Fund		5,566	181	-	2,136	-	2,136
Plutus-SG Private Equity Fund		16,012	69	778	499	-	499
SG ARGES Private Equity Fund No.1		18,085	46	-	888	-	888
Eum Private Equity Fund No.3		23,552	5	1,667	1,311	-	1,311
KTB Confidence Private Placement		38,559	21,054	506	256	(3,629)	(3,373)
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		22,739	1	1,451	62	-	62
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,809	2	3,027	1,044	-	1,044
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		24,174	15	3,046	1,165	-	1,165
Platform Partners Brick Save Private Investment Trust		8,286	64	809	763	-	763
Synergy-Shinhan Mezzanine New Technology Investment Fund		21,312	-	553	331	-	331
The Asia Pacific Capital Fund II L.P.		1,674	86	1	(25,828)	-	(25,828)
Shinhan Praxis K-Growth Global Private Equity Fund		87,897	307	31,059	26,381	-	26,381
Credian Healthcare Private Equity Fund II		13,408	47	2,364	2,171	-	2,171
Kiwoom Milestone Professional Private Real Estate Trust 19		57,678	36,839	3,383	422	-	422
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		96,624	86	18,700	6,287	-	6,287

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(c) Condensed statement of financial information as of and for the three-month period ended March 31, 2019 and as of and for the year ended December 31, 2018 were as follows (continued):

		2018
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Brain Professional Private Trust No.4	~~W~~	19,113	46	4,306	2,435	-	2,435
Hanhwa US Equity Strategy Private Real Estate Fund No.1		58,575	77	10,098	6,139	-	6,139
Brain KS Qualified Privately Placed Fund No.6		10,089	-	812	477	-	477
Shinhan Global Healthcare Fund 1		74,409	-	4	(2,757)	-	(2,757)
JB Power TL Investment Type Private Placement Special Asset Fund 7		52,627	174	9,878	2,607	-	2,607
IBK AONE convertible 1		12,807	307	2,042	1,660	-	1,660
Rico synergy collabo Multi-Mezzanine 3		10,736	161	686	529	-	529
KB NA Hickory Private Special Asset Fund		91,694	67	9,601	4,877	-	4,877
GB Professional Private Investment Trust 6		9,088	1	1	(13)	-	(13)
Koramco Europe Core Private Placement Real Estate Fund No.2-2		44,491	2,202	6,470	878	-	878
SHBNPP Private Korea Equity Long-Short Professional Feeder		77,465	10,728	18,729	728	-	728
Shinhan-Stonebridge Petro PEF		1,025,884	807	36,968	33,616	-	33,616
BNP Paribas Cardif General Insurance		51,211	16,986	10,972	(10,264)	196	(10,069)
Axis Global Growth New Technology Investment Association		15,308	-	1	(245)	-	(245)
Polaris No7 Start up and Venture Private Equity Fund		15,193	10	-	(75)	-	(75)
Hermes Private Investment Equity Fund		24,233	8	6	(18,025)	-	(18,025)
Shinhan AIM FoF Fund 1a		17,478	11	3,004	342	-	342
Daishin Heim Qualified Investor Private Investment Trust No.1808		29,770	405	806	741	-	741
Heungkuk High Class Professional Trust Private Fund 37		20,523	1,646	1,045	1,005	-	1,005
IGIS Global Credit Fund 150-1		35,453	27	3,457	214	-	214
GX SHINHAN INTERVEST 1st Private Equity Fund		125,954	-	6	(12,146)	-	(12,146)
Soo Commerce Platform Growth Fund		25,905	3	-	(497)	-	(497)
Partner One Value up I Private Equity Fund		42,776	-	326	(224)	-	(224)
Genesis No.1 Private Equity Fund		201,103	434	-	(1,360)	-	(1,360)
GMB ICT New Technology Investment Fund		29,657	-	3	(242)	-	(242)
Soo Delivery Platform Growth Fund		29,946	2	-	(56)	-	(56)
Genesis North America Power Company No.1 PEF		52,393	223	1	(1,922)	-	(1,922)
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		26,826	237	2	(411)	-	(411)

(*) As of December 31, 2018, the Group has discontinued the application of the equity method of accounting and excluded the financial information of the associates for which financial information is not available.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of March 31, 2019 and December 31, 2018 are as follows:

		2019
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	331,423	14.99	49,691	(118)	-	49,573
Daewontos Co., Ltd.(*1)		(2,092)	36.33	(760)	-	760	-
Songrim Partners.(*1)		(62)	35.34	(22)	-	22	-
Neoplux Technology Valuation Investment Fund		62,356	33.33	20,785	-	-	20,785
Partners 4th Growth Investment Fund		66,188	25.00	16,547	-	-	16,547
JAEYANG INDUSTRY(*2)		(2,571)	25.90	(666)	-	666	-
KTB Newlake Global Healthcare PEF (*3)		32,069	30.00	9,620	-	170	9,790
DAEKWANG SEMICONDUCTOR CO., LTD.		14,830	20.94	3,105	-	-	3,105
Lodestone 1st Private Equity Fund		11,770	26.06	3,067	-	-	3,067
Shinhan-Neoplux Energy Newbiz Fund		16,714	23.33	3,900	-	-	3,900
Shinhan-Albatross Tech Investment Fund		17,975	50.00	8,981	-	-	8,981
KCLAVIS Meister Fund No.17		11,762	26.09	3,068	-	-	3,068
Plutus-SG Private Equity Fund		15,964	26.67	4,258	-	-	4,258
SG ARGES Private Equity Fund No.1		17,807	24.06	4,285	-	-	4,285
Eum Private Equity Fund No.3		23,452	20.76	4,869	-	-	4,869
KTB Confidence Private Placement		17,844	31.43	5,609	-	-	5,609
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		21,261	23.89	5,079	-	-	5,079
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,756	20.16	8,419	-	-	8,419
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		43,720	20.00	8,744	-	-	8,744
Platform Partners Brick Save Private Investment Trust		8,161	98.77	8,060	-	-	8,060
ShinHan – Soo Young Entrepreneur Investment Fund No.1		14,310	24.00	3,435	-	-	3,435
Synergy-Shinhan Mezzanine New Technology Investment Fund		19,700	47.62	9,382	-	-	9,382
Shinhan Praxis K-Growth Global Private Equity Fund		75,736	18.87	14,290	-	-	14,290
Credian Healthcare Private Equity Fund II		6,837	34.07	2,331	-	-	2,331
Kiwoom Milestone Professional Private Real Estate Trust 19		21,024	50.00	10,511	-	-	10,511
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		99,433	21.28	21,160	-	-	21,160

12.  Investments in associates (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of March 31, 2019 and December 31, 2018 are as follows (continued):

		2019
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Brain Professional Private Trust No.4	~~W~~	7,127	27.50	1,961	-	-	1,961
Hanhwa US Equity Strategy Private Real Estate Fund No.1		55,783	44.84	25,015	-	-	25,015
Shinhan Global Healthcare Fund 1		75,354	4.41	3,327	-	-	3,327
JB Power TL Investment Type Private Placement Special Asset Fund 7		52,773	33.33	17,591	-	-	17,591
IBK AONE convertible 1		12,796	47.25	6,045	-	-	6,045
Rico synergy collabo Multi-Mezzanine 3		11,009	50.03	5,507	-	-	5,507
KB NA Hickory Private Special Asset Fund		91,412	37.50	34,279	-	-	34,279
Koramco Europe Core Private Placement Real Estate Fund No.2-2		40,709	44.02	17,920	-	-	17,920
SHBNPP Private Korea Equity Long-Short Professional Feeder		66,124	21.47	14,324	-	-	14,324
Shinhan-Stonebridge Petro PEF		1,024,260	1.82	18,666	-	-	18,666
BNP Paribas Cardif General Insurance		29,309	10.00	2,932	-	-	2,932
Axis Global Growth New Technology Investment Association		15,245	31.85	4,855	-	-	4,855
Polaris No7 Start up and Venture Private Equity Fund		11,093	28.57	3,169	-	-	3,169
Hermes Private Investment Equity Fund		23,215	29.17	6,771	-	-	6,771
Shinhan AIM FoF Fund 1a		21,644	25.00	5,411	-	-	5,411
Daishin Heim Qualified Investor Private Investment Trust No.1808		29,009	34.48	10,003	-	-	10,003
IGIS Global Credit Fund 150-1		35,075	25.00	8,769	-	-	8,769
GX SHINHAN INTERVEST 1st Private Equity Fund		141,797	25.27	35,834	-	-	35,834
Soo Commerce Platform Growth Fund		25,835	24.62	6,361	-	-	6,361
Partner One Value up I Private Equity Fund		42,749	27.91	11,932	-	-	11,932
Genesis No.1 Private Equity Fund		200,669	22.80	45,758	-	-	45,758
GMB ICT New Technology Investment Fund		29,584	26.75	7,914	-	-	7,914
Soo Delivery Platform Growth Fund		29,808	30.00	8,942	-	-	8,942
Genesis North America Power Company No.1 PEF		52,640	39.92	21,012	-	-	21,012
Hyungje art printing(*2)		(264)	31.54	(83)	-	83	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		46,133	23.33	10,764	-	-	10,764
Shinhan-Rhinos 1 Fund		13,349	22.48	3,001	-	-	3,001
Pacific Private Investment Trust No.20		22,294	21.74	4,847	-	-	4,847

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of March 31, 2019 and December 31, 2018 are as follows (continued):

		2019
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Susung Mezzanine project P1 Private Investment Trust	~~W~~	9,281	40.97	3,803	-	-	3,803
KOREA FINANCE SECURITY		23,125	14.91	3,448	-	-	3,448
AIP Transportation Specialized Privately Placed Fund Trust #1		88,995	35.73	31,794	-	-	31,794
LIME NEPTUNE PROFESSIONALE PRIVATE 6		10,002	50.00	5,001	-	-	5,001
Others		287,353	-	78,031	-	-	78,031
	~~W~~	3,612,654	-	692,652	(118)	1,701	694,235

(*1) Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.

(*2) Other on this investee represents the cumulative losses as the Group has stopped the equity method, and its carrying value becomes zero due to the adjustment for the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

(*3) Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of March 31, 2019 and December 31, 2018 are as follows (continued):

		2018
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	333,179	14.99	49,952	(136)	-	49,816
Daewontos Co., Ltd.(*1)		(2,092)	36.33	(760)	-	760	-
Songrim Partners.(*1)		(23)	35.34	(8)	-	8	-
Neoplux Technology Valuation Investment Fund		56,214	33.33	18,738	-	-	18,738
Partners 4th Growth Investment Fund		66,449	25.00	16,612	-	-	16,612
JAEYANG INDUSTRY(*2)		(2,571)	25.90	(666)	-	666	-
KTB Newlake Global Healthcare PEF(*3)		32,385	30.00	9,715	-	170	9,885
DAEKWANG SEMICONDUCTOR CO., LTD.		15,922	20.94	3,334	-	-	3,334
Shinhan-Neoplux Energy Newbiz Fund		17,032	23.33	3,974	-	-	3,974
Shinhan-Albatross Tech Investment Fund		17,827	50.00	8,908	-	-	8,908
KCLAVIS Meister Fund No.17		11,819	26.09	3,083	-	-	3,083
SG No.9 Corporate Recovery Private Equity Fund		5,385	26.49	1,427	-	-	1,427
Plutus-SG Private Equity Fund		15,943	26.67	4,252	-	-	4,252
SG ARGES Private Equity Fund No.1		18,039	24.06	4,341	-	-	4,341
Eum Private Equity Fund No.3		23,547	20.76	4,889	-	-	4,889
KTB Confidence Private Placement		17,505	30.29	5,302	-	-	5,302
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		22,738	23.89	5,432	-	-	5,432
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,807	20.16	8,429	-	-	8,429
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		24,159	20.00	4,831	-	-	4,831
Platform Partners Brick Save Private Investment Trust		8,222	98.77	8,120	-	-	8,120
Synergy-Shinhan Mezzanine New Technology Investment Fund		21,312	47.62	10,149	-	-	10,149
The Asia Pacific Capital Fund II L.P.		1,588	25.18	400	-	-	400
Shinhan Praxis K-Growth Global Private Equity Fund		87,590	18.87	16,527	-	-	16,527
Credian Healthcare Private Equity Fund II		13,361	34.07	4,553	-	-	4,553
Kiwoom Milestone Professional Private Real Estate Trust 19		20,839	50.00	10,419	-	-	10,419
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		96,538	21.28	20,544	-	-	20,544

12.  Investments in associates (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of March 31, 2019 and December 31, 2018 are as follows (continued):

		2018
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Brain Professional Private Trust No.4	~~W~~	19,067	27.50	5,244	-	-	5,244
Hanhwa US Equity Strategy Private Real Estate Fund No.1		58,498	44.84	26,232	-	-	26,232
Brain KS Qualified Privately Placed Fund No.6		10,089	50.00	5,097	-	-	5,097
Shinhan Global Healthcare Fund 1		74,409	4.41	3,285	-	-	3,285
JB Power TL Investment Type Private Placement Special Asset Fund 7		52,453	33.33	17,484	-	-	17,484
IBK AONE convertible 1		12,500	47.25	5,906	-	-	5,906
Rico synergy collabo Multi-Mezzanine 3		10,575	50.03	5,290	-	-	5,290
KB NA Hickory Private Special Asset Fund		91,627	37.50	34,360	-	-	34,360
GB Professional Private Investment Trust 6		9,087	94.51	8,588	-	-	8,588
Koramco Europe Core Private Placement Real Estate Fund No.2-2		42,289	44.02	18,616	-	-	18,616
SHBNPP Private Korea Equity Long-Short Professional Feeder		66,737	21.52	14,370	-	-	14,370
Shinhan-Stonebridge Petro PEF		1,025,077	1.82	18,681	-	-	18,681
BNP Paribas Cardif General Insurance		34,225	10.00	3,423	-	-	3,423
Axis Global Growth New Technology Investment Association		15,308	31.85	4,875	-	-	4,875
Polaris No7 Start up and Venture Private Equity Fund		15,183	28.57	4,338	-	-	4,338
Hermes Private Investment Equity Fund		24,225	29.17	7,065	-	-	7,065
Shinhan AIM FoF Fund 1a		17,467	24.91	4,351	-	-	4,351
Daishin Heim Qualified Investor Private Investment Trust No.1808		29,365	34.48	10,126	-	-	10,126
Heungkuk High Class Professional Trust Private Fund 37		18,877	50.00	9,438	-	-	9,438
IGIS Global Credit Fund 150-1		35,426	25.11	8,896	-	-	8,896
GX SHINHAN INTERVEST 1st Private Equity Fund		125,954	25.27	31,831	-	-	31,831
Soo Commerce Platform Growth Fund		25,902	24.62	6,378	-	-	6,378
Partner One Value up I Private Equity Fund		42,776	27.91	11,939	-	-	11,939
Genesis No.1 Private Equity Fund		200,669	22.80	45,758	-	-	45,758
GMB ICT New Technology Investment Fund		29,657	26.75	7,934	-	-	7,934
Soo Delivery Platform Growth Fund		29,944	30.00	8,983	-	-	8,983
Genesis North America Power Company No.1 PEF		52,170	39.92	20,824	-	-	20,824
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		26,589	23.33	6,204	-	-	6,204
Others		315,179	-	91,483	-	366	91,849
	~~W~~	3,476,038	-	669,496	(136)	1,970	671,330

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of March 31, 2019 and December 31, 2018 are as follows (continued):

(*1) Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.

(*2) Other on this investee represents the cumulative losses as the Group has stopped the equity method, and its carrying value becomes zero due to the adjustment for the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

(*3) Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(e) The unrecognized equity method losses as of and for the three-month period ended March 31, 2019 and as of and for the year ended December 31, 2018 are as follows:

		2019
Investees		Unrecognized equity method losses	Cumulative unrecognized equity method losses
Daewontos Co., Ltd.	~~W~~	-	(760)
JAEYANG INDUSTRY		-	(18)
Songrim Partners		(14)	(22)
Hyungje art printing		(46)	(46)
	~~W~~	(60)	(846)

		2018
Investees		Unrecognized equity method losses	Cumulative unrecognized equity method losses
Daewontos Co., Ltd.	~~W~~	-	(760)
JAEYANG INDUSTRY		-	(18)
Songrim Partners		(8)	(8)
	~~W~~	(8)	(786)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

13.  Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of March 31, 2019 and December 31, 2018 are as follows:

		2019	2018
Securities sold:	~~W~~
Stocks		948,462	488,873
Bonds		713,875	440,382
Others		25,081	32,117
		1,687,418	961,372
Gold deposits		421,566	458,934
	~~W~~	2,108,984	1,420,306

14. Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of March 31, 2019 are as follows:

		2019	Reason for designation
Equity-linked securities sold	~~W~~	6,504,677	Combined instrument
Securities sold with embedded derivatives		2,222,552	Combined instrument
	~~W~~	8,727,229

(*) The Group designated those financial liabilities as measured at fair value at acquisition date or subsequently in accordance with K-IFRS 1109 par.6.7.1

Maximum exposure of credit risk of financial liabilities designated at fair value through profit or loss are ~~W~~8,727,229 million as of March 31, 2019. Changes in values of financial liabilities designated at fair value through profit or loss from such risk are ~~W~~471 million and accumulated changes are ~~W~~236 million as of March 31, 2019.

Financial liabilities designated at fair value through profit or loss as of December 31, 2018 are as follows:

		2018	Reason for designation
Equity-linked securities sold	~~W~~	6,439,292	Combined instrument
Securities sold with embedded derivatives		2,096,508	Combined instrument
	~~W~~	8,535,800

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

15. Debt securities issued

Debt securities issued as of March 31, 2019 and December 31, 2018 are as follows:

	2019
	Interest rate (%)		Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	54,521,597
Subordinated debt securities issued	2.20~4.60		4,370,145
Gain and loss on fair value hedges			(131,483)
Bond issuance cost			(86,078)
			58,674,181
Debt securities issued in foreign currencies:
Debt securities issued	0.02~4.01		5,893,883
Subordinated debt securities issued	3.75~5.10		2,711,444
Gain and loss on fair value hedges			16,832
Bond issuance cost			(33,295)
			8,588,864

		~~W~~	67,263,045

	2018
	Interest rate (%)		Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	50,661,472
Subordinated debt securities issued	2.20~4.60		4,400,145
Loss on fair value hedges			(206,985)
Bond issuance cost			(84,962)
			54,769,670
Debt securities issued in foreign currencies:
Debt securities issued	0.20~4.01		6,278,680
Subordinated debt securities issued	3.75~5.00		2,271,799
Loss on fair value hedges			(55,251)
Bond issuance cost			(37,199)
			8,458,029

		~~W~~	63,227,699

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

16. Employee benefits

(a) Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of March 31, 2019 and December 31, 2018 are as follows:

		2019	2018
Present value of defined benefit obligations	~~W~~	1,861,948	1,841,982
Fair value of plan assets		(1,714,384)	(1,714,634)
Recognized liabilities for defined benefit obligations	~~W~~	147,564	127,348

(b) Expenses recognized in profit or loss for the three-month periods ended March 31, 2019 and 2018 were as follows:

		2019	2018
Current service cost	~~W~~	44,517	39,382
Net interest expense		647	622
Past service cost		102	-
Settlement gain or loss		(29)	-
	~~W~~	45,237	40,004

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

17.  Provisions

(a) Provisions as of March 31, 2019 and December 31, 2018 are as follows:

		2019	2018
Asset retirement obligations	~~W~~	60,767	49,183
Expected loss related to litigation		26,344	25,554
Unused credit commitments		248,725	232,347
Financial guarantee contracts issued		110,751	115,325
Others		92,714	86,007
	~~W~~	539,301	508,416

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the three-month period ended March 31, 2019 and the year ended December 31, 2018 are as follows:.

		2019
		Unused credit commitments			Financial guarantee contracts issued			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning balance	~~W~~	126,402	100,808	5,137	64,194	5,904	1,757	304,202
Transfer to 12 month expected credit loss		24,217	(24,170)	(47)	291	(291)	-	-
Transfer to life time expected credit loss		(4,944)	4,954	(10)	(126)	126	-	-
Transfer to impaired financial asset		(41)	(283)	324	-	-	-	-
Provided(reversed)		(11,380)	25,320	1,611	591	327	(48)	16,421
FX change		697	130	-	701	171	51	1,750
Others (*1)		-	-	-	(3,460)	(347)	(53)	(3,860)
Ending balance	~~W~~	134,951	106,759	7,015	62,191	5,890	1,707	318,513

(*1) Includes newly issued financial guarantee contracts measured at fair value, and discount unwinding effect as matured.

17.  Provisions (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the three-month period ended March 31, 2019 and the year ended December 31, 2018 are as follows (continued):.

		2018
		Unused credit commitments			Financial guarantee contracts issued			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	124,492	96,010	2,137	31,456	3,368	2,464	259,927
Transfer to 12 month expected credit loss		42,514	(42,057)	(457)	1,140	(1,140)	-	-
Transfer to life time expected credit loss		(8,899)	8,976	(77)	(1,804)	1,804	-	-
Transfer to impaired financial asset		(213)	(802)	1,015	(13)	-	13	-
Provided(reversed)		(32,070)	38,576	2,519	(3,964)	455	(690)	4,826
FX change		578	105	-	758	481	449	2,371
Others (*1)		-	-	-	36,621	936	(479)	37,078
Ending balance	~~W~~	126,402	100,808	5,137	64,194	5,904	1,757	304,202

(*1) Includes newly issued financial guarantee contracts measured at fair value, and discount unwinding effect as matured.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

18. Liabilities under insurance contracts

(a) Insurance liabilities as of March 31, 2019 and December 31, 2018 are as follows:

		2019	2018
Policy reserve	~~W~~	49,590,880	26,211,044
Policyholder’s equity adjustment		67,753	7,838
	~~W~~	49,658,633	26,218,882

(b) Income or expenses on insurance contracts for the three-month periods ended March 31, 2019 and 2018 were as follows:

		2019	2018
Insurance income
Premium income	~~W~~	1,937,644	1,120,507
Reinsurance income		33,341	2,213
Separate account income		10,098	8,376
		1,981,083	1,131,096
Insurance expenses
Claims paid		(1,284,512)	(658,094)
Reinsurance premium expenses		(39,543)	(4,689)
Provision for policy reserves(*)		(608,153)	(438,267)
Separate account expenses		(10,096)	(8,376)
Discount charge		(201)	(167)
Acquisition costs		(204,319)	(124,083)
Collection expenses		(4,741)	(4,943)
Deferred acquisition costs		122,978	80,353
Amortization of deferred acquisition costs		(157,422)	(102,561)
		(2,186,009)	(1,260,827)

Net loss on insurance	~~W~~	(204,926)	(129,731)

(*) Includes the interest expenses from liabilities under insurance contracts of the life insurance subsidiaries(~~W~~473,639 million and ~~W~~242,333 million for the three-month periods ended March 31, 2019 and 2018, respectively).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

19. Equity

(a) Equity as of March 31, 2019 and December 31, 2018 are as follows:

		2019	2018
Capital stock:
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock		274,055	274,055
		2,645,053	2,645,053

Hybrid bonds		1,531,759	1,531,759

Capital surplus:
Share premium		9,494,769	9,494,769
Others		410,204	400,719
		9,904,973	9,895,488

Capital adjustments(*1)		(563,656)	(552,895)

Accumulated other comprehensive income, net of tax:
Gain on financial assets at fair value through other comprehensive income		194,089	2,958
Loss on financial assets at fair value through profit or loss (overlay approach)		(29,854)	(79,057)
Equity in other comprehensive income of associates		6,676	4,883
Foreign currency translation adjustments for foreign operations		(260,816)	(321,853)
Net loss from cash flow hedges		(27,142)	(17,751)
Other comprehensive income of separate account		9,791	4,112
Remeasurement of defined benefit liabilities		(346,893)	(346,682)
Changes in own credit risk on financial liabilities designated under fair value option		(171)	170
		(454,320)	(753,220)

Retained earnings		23,099,585	22,959,440

Non-controlling interest		2,431,019	925,805
	~~W~~	38,594,413	36,651,430

(*1) The Group acquired treasury stock through treasury stock trusts, and the consideration paid or received is recognized directly in equity.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

19. Equity (continued)

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments as of March 31, 2019 and December 31, 2018 are as follows:

Issue date	Maturity date	Interest rate (%)		2019	2018
June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	199,455
September 15, 2017	-	3.77		134,683	134,683
September 15, 2017	-	4.25		89,783	89,783
April 13, 2018	-	4.08		134,678	134,678
April 13, 2018	-	4.56		14,955	14,955
August 29, 2018	-	4.15		398,679	398,679
August 13, 2018	-	5.88		559,526	559,526
			~~W~~	1,531,759	1,531,759

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the Group has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is to be paid for common shares, the agreed interest is also not paid.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

19. Equity (continued)

(c) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the three-month period ended March 31, 2019 and the year ended December 31, 2018 are as follows:

		2019
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain(loss) on financial asset at fair value through other comprehensive income	Gain(loss) on financial asset at fair value through profit or loss (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on financial asset at fair value through other comprehe-nsive income	Changes in own credit risk on financial liabilities designated under fair value option
Beginning balance	~~W~~	(51,300)	(79,057)	4,891	(321,853)	(17,751)	4,112	(346,682)	(8)	54,258	170	(753,220)
Change due to fair value		284,301	86,864	2,501	-	-	7,833	-	(11)	20,323	(470)	401,341
Reclassification:
Change due to impairment or disposal		(8,441)	-	-	-	-	-	-	-	-	-	(8,441)
Effect of hedge accounting		-	-	-	-	453	-	-	-	-	-	453
Hedging		(3,789)	-	-	(23,622)	(10,448)	-	-	-	-	-	(37,859)
Effects from exchange rate fluctuations		-	-	-	83,369	(3,291)	-	-	-	88	-	80,166
Remeasurements of the defined benefit plans		-	-	-	-	-	-	(315)	-	-	-	(315)
Deferred income taxes		(61,367)	(24,821)	(700)	2,159	2,906	(2,154)	105	3	(6,187)	129	(89,927)
Transfer to other account		-	-	-	-	-	-	-	-	1,674	-	1,674
Non-controlling interests		(35,471)	(12,840)	-	(869)	989	-	(1)	-	-	-	(48,192)
	~~W~~	123,933	(29,854)	6,692	(260,816)	(27,142)	9,791	(346,893)	(16)	70,156	(171)	(454,320)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

19.  Equity (continued)

(c) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the three-month period ended March 31, 2019 and the year ended December 31, 2018 are as follows (continued):

		2018
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain(loss) on financial asset at fair value through other comprehensive income	Gain(loss) on financial asset at fair value through profit or loss (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on financial asset at fair value through other comprehe-nsive income	Changes in own credit risk on financial liabilities designated under fair value option
Beginning balance	~~W~~	(211,003)	(24,724)	(2,516)	(342,318)	2,441	(4,564)	(253,995)	(46)	31,533	(1,553)	(806,745)
Change due to fair value		225,173	(74,942)	(2,327)	-	-	11,967	-	39	25,077	2,376	187,363
Reclassification:
Change due to impairment or disposal		15,812	-	13,103	-	(91,011)	-	-	-	-	-	(62,096)
Effect of hedge accounting		-	-	-	-	(1,261)	-	-	-	-	-	(1,261)
Hedging		(2,365)	-	-	(35,879)	60,501	-	-	-	-	-	22,257
Effects from exchange rate fluctuations		1,733	-	-	45,904	-	-	-	-	423	-	48,060
Remeasurements of the defined benefit plans		-	-	-	-	-	-	(128,139)	-	-	-	(128,139)
Deferred income taxes		(79,345)	20,609	(3,369)	9,958	11,579	(3,291)	35,041	(11)	(5,410)	(653)	(14,892)
Transfer to other account		-	-	-	-	-	-	-	10	2,635	-	2,645
Non-controlling interests		(1,305)	-	-	482	-	-	411	-	-	-	(412)
	~~W~~	(51,300)	(79,057)	4,891	(321,853)	(17,751)	4,112	(346,682)	(8)	54,258	170	(753,220)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won, except per share data)

19.  Equity (continued)

(d) Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Changes in regulatory reserve for loan losses including non-controlling interests for the three-month period ended March 31, 2019 and the year ended December 31, 2018 are as follows:

		2019	2018
Beginning balance	~~W~~	2,844,690	2,885,018
K-IFRS 1109 adoption		-	(388,551)
Business combination		23,215	-
Planned regulatory reversal of loan losses		123,833	348,223
Ending balance	~~W~~	2,991,738	2,844,690

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the three-month periods ended March 31, 2019 and 2018 were as follows:

		2019	2018
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	918,359	857,549
Provision for regulatory reserve for loan losses(*1)		(125,126)	(6,138)
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	793,233	851,411
Basic and diluted earnings per share adjusted for regulatory reserve in won(*2)	~~W~~	1,648	1,786

(*1) Increase in regulatory reserve of ~~W~~23,215 million due to business combination with Orange Life Insurance Co., Ltd were excluded.

(*2) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won, except per share data)

19.  Equity (continued)

(e) Treasury stock

The acquisition of treasury stock during the three-month period ended March 31, 2019 and for the year ended December 31, 2018 is as follows:

		2019
		Beginning balance	Acquisition	Disposal	Ending balance
The number of share		3,648,659	300,000	-	3,948,659
Carrying value	~~W~~	155,923	11,757	-	167,680

		2018
		Beginning balance	Acquisition	Disposal	Ending balance
The number of share		-	3,648,659	-	3,648,659
Carrying value	~~W~~	-	155,923	-	155,923

(*) For the year ended December 31, 2018, the Group entered into a treasury stock trust agreement with Samsung Securities Co., Ltd. for a total consideration of ~~W~~200,000 million.

(f) Dividends

Dividends declared and paid by the Group for the three-month period ended March 31, 2019 were as follows:

2019
Common stock (~~W~~1,600 per share)	~~W~~	753,041

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

20. Net interest income

Net interest income for the three-month periods ended March 31, 2019 and 2018 were as follows:

		2019	2018
Interest income:
Cash and due from banks at amortized cost	~~W~~	57,109	32,734
Due from banks at fair value through profit or loss		7,340	8,522
Securities at fair value through profit or loss		173,372	146,659
Securities at fair value through other comprehensive income		261,066	177,691
Securities at amortized cost		281,529	171,495
Loans at amortized cost		3,029,232	2,595,689
Loans at fair value through profit or loss		9,639	6,840
Others		24,028	21,081
		3,843,315	3,160,711
Interest expense:
Deposits		(897,384)	(695,612)
Borrowings		(132,564)	(102,241)
Debt securities issued		(392,909)	(290,272)
Others		(38,951)	(14,289)
		(1,461,808)	(1,102,414)

Net interest income	~~W~~	2,381,507	2,058,297

21. Net fees and commission income

Net fees and commission income for the three-month periods ended March 31, 2019 and 2018 were as follows:

		2019	2018
Fees and commission income:
Credit placement fees	~~W~~	14,489	16,173
Commission received as electronic charge receipt		36,537	36,145
Brokerage fees		85,095	125,283
Commission received as agency		28,712	22,861
Investment banking fees		22,793	14,868
Commission received in foreign exchange activities		49,113	49,302
Asset management fees		63,937	60,863
Credit card fees		308,072	315,572
Operating lease fees		30,282	-
Others		176,177	164,301
		815,207	805,368
Fees and commission expense:
Credit-related fee		(9,167)	(8,955)
Credit card fees		(221,415)	(239,102)
Others		(105,181)	(73,690)
		(335,763)	(321,747)

Net fees and commission income	~~W~~	479,444	483,621

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

22. Provision for credit loss allowance

Provision for credit loss allowance on financial assets for the three-month periods ended March 31, 2019 and 2018 are as follows:

		2019	2018
Allowance provided :
Loans at amortized cost	~~W~~	(223,222)	(184,872)
Other financial assets at amortized cost		(11,054)	(2,667)
Securities at fair value through other comprehensive income		(6,563)	-
Unused credit line and financial guarantee		(16,421)	-
Securities at amortized cost		(130)	-
		(257,390)	(187,539)
Allowance reversed :
Securities at fair value through other comprehensive income		-	1,328
Securities at amortized cost		-	1,210
Unused credit line and financial guarantee		-	5,474
		-	8,012
	~~W~~	(257,390)	(179,527)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

23. General and administrative expenses

General and administrative expenses for the three-month periods ended March 31, 2019 and 2018 were as follows:

		2019	2018
Employee benefits:
Salaries	~~W~~	704,287	652,827
Severance benefits:
Defined contribution		9,664	5,817
Defined benefit		44,097	37,391
Termination benefits		554	1,270
		758,602	697,305

Entertainment		7,781	6,643
Depreciation		118,334	42,849
Amortization		21,240	17,520
Taxes and dues		42,738	41,181
Advertising		36,643	52,382
Research		4,159	3,396
Others		178,889	225,745
	~~W~~	1,168,386	1,087,021

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won, except per share data)

24.  Share-based payments

(a) Stock options granted as of March 31, 2019 are as follows:

	5th grant(*1)	6th grant(*1)	7th grant(*1)(*2)

Grant date	March 21, 2006	March 20, 2007	March 19, 2008

Exercise price in won	~~W~~38,829	~~W~~54,560	~~W~~49,053

Number of shares granted	3,296,200	1,301,050	808,700

Options’ expiry dates	August 21, 2019	August 19, 2020	May 17, 2021 / September 17, 2021

Changes in number of shares granted:
Balance at January 1, 2019	2,500	58,764	45,628
Exercised	-	-	-
Balance at March 31, 2019	2,500	58,764	45,628

Fair value per share in won	~~W~~3,422	~~W~~505	~~W~~1,685 (Expiration of contractual exercise period : May 17, 2021) ~~W~~2,069 (Expiration of contractual exercise period : Sep 17, 2021)

(*1) The weighted average exercise price in won for 106,892 stock options outstanding at March 31, 2019 is ~~W~~51,841.

(*2) As of March 31, 2019, the exercise of 9,466 options of the 7th grant is temporarily suspended.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won, except per share data)

24.  Share-based payments (continued)

(b) Performance shares granted as of March 31, 2019 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions	Increase rate of the stock price and achievement of target ROE

Exercising period(*)	4 or 5 years

Estimated number of shares vested at March 31, 2019	30,898	1,614,555

Fair value per share in won	~~W~~45,926 ~~W~~47,376, ~~W~~40,889, ~~W~~45,766, ~~W~~49,405, ~~W~~40,580 for the expiration of exercising period from 2013 to 2018	~~W~~42,000

(*) Four-year period is applied from the beginning of the year that the grant date belongs while five-year period for the shares with deferred payment.

The amount of cash payment for the Group’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week.  As such, the fair value of number of shares expired is estimated using the arithmetic mean of weighted average share prices at the day after expiration date and the fair value of number of shares non-expired is estimated using the closing share price at the end of reporting year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

24.  Share-based payments (continued)

(c) Share-based compensation costs for the three-month periods ended March 31, 2019 and 2018 were as follows:

		2019
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
5th	~~W~~	-	1	1
6th		1	5	6
7th		7	8	15
Performance share		1,762	13,348	15,110
	~~W~~	1,770	13,362	15,132

		2018
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
4th	~~W~~	-	(9)	(9)
5th		-	(8)	(8)
6th		(12)	(72)	(84)
7th		(25)	(36)	(61)
Performance share		250	1,876	2,126
	~~W~~	213	1,751	1,964

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won, except per share data)

24.  Share-based payments (continued)

(d) Accrued expenses and the intrinsic value as of March 31, 2019 and December 31, 2018 are as follows:

		2019
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
5th	~~W~~	-	9	9
6th		4	26	30
7th		30	42	72
Performance share		7,136	62,005	69,141
	~~W~~	7,170	62,082	69,252

The intrinsic value of share-based payments is ~~W~~69,148 million as of March 31, 2019. For calculating, the quoted market price ~~W~~42,000 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

		2018
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
5th	~~W~~	-	7	7
6th		3	20	23
7th		24	33	57
Performance share		7,328	61,790	69,118
	~~W~~	7,355	61,850	69,205

The intrinsic value of share-based payments is ~~W~~69,120 million as of December 31, 2018. For calculating, the quoted market price ~~W~~39,600 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

25. Income tax expense

Income tax expense for the three-month periods ended March 31, 2019 and 2018 were as follows:

		2019	2018
Current income tax expense	~~W~~	191,570	90,681
Origination and reversal of temporary differences		230,604	217,050
Income tax recognized in other comprehensive income		(65,463)	17,277
Income tax expense	~~W~~	356,712	325,008

Effective tax rate	%	26.97	27.22

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won, except per share data)

26. Earnings per share

Basic and diluted earnings per share for the three-month periods ended March 31, 2019 and 2018 were as follows:

		2019	2018
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	918,359	857,549
Less:
Dividends to hybrid bonds		(18,341)	(4,406)
Net profit available for common stock	~~W~~	900,018	853,143

Weighted average number of common shares outstanding		470,269,261	474,199,587

Basic and diluted earnings per share in won	~~W~~	1,914	1,799

(*) The number of basic ordinary shares outstanding is 474,199,587 shares. As a result of the acquisition of treasury stock, the weighted average number of common shares outstanding for the three-month period ended March 31, 2019 has decreased.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

27. Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of March 31, 2019 and December 31, 2018 are as follows:

		2019	2018
Guarantees:
Guarantees outstanding	~~W~~	9,801,983	9,437,691
Contingent guarantees		3,946,255	3,985,532
		13,748,238	13,423,223
Commitments to extend credit:
Loan commitments in won		69,895,301	69,906,336
Loan commitments in foreign currency		22,494,464	19,967,297
ABS and ABCP commitments		2,376,321	2,083,522
Others		77,308,335	73,816,233
		172,074,421	165,773,388
Endorsed bills:
Secured endorsed bills		5,774	37,667
Unsecured endorsed bills		8,335,792	7,758,242
		8,341,566	7,795,909
Loans sold with recourse		2,099	2,099
	~~W~~	194,166,324	186,994,619

(b) Legal contingencies

As of March 31, 2019, the Group was involved in 181 pending lawsuits as a defendant (total claim amount: ~~W~~110,751 million) and recorded the other provision of ~~W~~26,344 million and a reserve (liabilities under insurance contracts) of ~~W~~2,599 million, respectively, with respect to these lawsuits. Additional losses might be incurred from these legal actions, but the result of such lawsuits cannot be predicted. The management believes that the result of the lawsuits would not have significant impact on the financial position.

(c) The Group entered into the share purchase agreement with the shareholder of Asia Trust Co., Ltd. to buy 60% stake of Asia Trust Co., Ltd., which also includes the right of the Group to buy additional 35% stake of Asia Trust Co., Ltd. and the right of the shareholder of Asia Trust Co., Ltd. to sell the additional 35% stake of Asia Trust Co., Ltd.

28. Statement of cash flows

Cash and cash equivalents in the consolidated statements of cash flows as of March 31, 2019 and December 31, 2018 are as follows:

		2019	2018
Cash and due from banks	~~W~~	21,902,491	17,363,450
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(3,196,330)	(3,008,188)
Restricted due from banks		(11,298,464)	(6,175,506)
	~~W~~	7,407,697	8,179,756

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

29. Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a) Balances with the related parties as of March 31, 2019 and December 31, 2018 are as follows:

Related party	Account		2019	2018
Investments in associates:
BNP Paribas Cardif Life Insurance	Other assets	~~W~~	4,683	9,860
〃	Credit card loans		116	116
〃	Deposits		455	444
Partners 4th Growth Investment Fund	Deposits		641	1,855
BNP Paribas Cardif General Insurance	Credit card loans		29	29
〃	Allowances		(2)	(2)
〃	Deposits		31	157
Shinhan Praxis K-Growth Global Private Equity Fund	Other assets		144	151
Dream High Fund Ⅲ	Deposits		36	4
Midas Dong-A Snowball Venture Fund	Deposits		706	159
Credian Healthcare Private Equity Fund II	Deposits		-	45
Midas Dong-A Snowball Venture Fund 2	Deposits		355	354
IBKS-Shinhan Creative Economy New Technology Fund Ⅱ	Deposits		943	672
Eum Private Equity Fund No.3	Deposits		43	49
SHBNPP Private Korea Equity Long-Short Professional Feeder	Other assets		115	133
Shinhan Global Healthcare Fund 1	Unearned revenue		179	360
Shinhan Fintech New Technology Fund No.1	Unearned revenue		85	123
KTB Newlake Global Healthcare PEF	Loans		661	151
〃	Allowances		(3)	(1)
Taihan Industrial System Co., Ltd.(*1)	Deposits		-	85
Incorporated association Finance Saving Information Center	Credit card loans		3	3
〃	Deposits		6	4
GX SHINHAN INTERVEST 1st Private Equity Fund	Unearned revenue		84	278
Nomura-Rifa Private Real Estate Investment Trust 19	Loans		11,966	11,966
〃	Other assets		45	45
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Other assets		-	236
MIEL CO.,LTD	Deposits		7	-
Multimedia Tech Co.Ltd	Deposits		2	-
KOREA FINANCE SECURITY	Cash and due from banks		20	-
Lodestone 1st Private Equity Fund	Deposits		599	-
Key management personnel and their immediate relatives:	Loans		5,000	3,313
	Assets	~~W~~	22,777	26,000
	Liabilities		4,172	4,589

(*1) As the Group does not have significant influence to this entity, this has been removed from the related parties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

29. Related parties (continued)

(b) Transactions with the related parties for the three-month periods ended March 31, 2019 and 2018 were as follows:

Related party	Account		2019	2018

Investments in associates
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	825	879
〃	Other operating income		-	2
〃	Reversal of credit losses		-	4
〃	General and administrative expenses		(3)	(4)
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		144	170
BNP Paribas Cardif General Insurance	Fees and commission income		3	2
〃	Reversal of credit losses		-	1
Midas Dong-A Snowball Venture Fund	Fees and commission income		10	9
〃	Interest expense		(1)	(1)
SP New Technology Business investment FundⅠ(*1)	Fees and commission income		-	10
IBKS-Shinhan Creative Economy New Technology Fund I(*1)	Fees and commission income		-	10
IBKS-Shinhan Creative Economy New Technology Fund Ⅱ	Fees and commission income		2	6
SM New Technology Business Investment Fund I	Fees and commission income		14	-
JAEYOUNG SOLUTEC CO., LTD. (*1)	Interest income		-	172
〃	Fees and commission income		-	1
〃	Other operating income		-	3
〃	Provision for credit losses		-	(10)
Partners 4th Growth Investment Fund	Interest expense		(3)	(4)
SHBNPP Private Korea Equity Long-Short Professional Feeder	Fees and commission income		130	662
Shinhan-Albatross Technology Investment Fund	Fees and commission income		54	54
STI-New Growth Engines Investment Partnership(*1)	Fees and commission income		-	12
KTB New lake medical Global Investment	Interest income		4	1
〃	Provision for credit losses		(2)	-
Shinhan Global health care Investment No.1 Co,LTD	Fees and commission income		181	202
Shinhan Fintech New Technology Fund No.1	Fees and commission income		38	38
Incorporated association Finance Saving Information Center	Reversal of credit losses		-	1
Shinhan capital-Cape FN Fund No.1	Fees and commission income		52	-
SHC-K2 Global Material Fund	Fees and commission income		20	-
Synergy-Shinhan Mezzanine New Technology Investment Fund	Fees and commission income		31	-
Shinhan-Midas Dong-A Secondary Venture Fund	Fees and commission income		62	9
GX Shinhan interest 1st Private Equity Fund	Fees and commission income		194	-
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		90	-
SHC ULMUS Fund No.1	Fees and commission income		19	-
Shinhan-PS Investment Fund No.1	Fees and commission income		10	-
Nomura investment property trust No.19	Interest income		129	-
BNPMAIN investment trust No.3	Fees and commission income		665	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

29.  Related parties (continued)

(b) Transactions with the related parties for the three-month periods ended March 31, 2019 and 2018 were as follows (continued):

Related party	Account		2019	2018

KOREA FINANCE SECURITY	Fees and commission income	~~W~~	2	-
ShinHan – Soo Young Entrepreneur Investment Fund	Fees and commission income		69	-
Shinhan-Rhinos 1 Fund	Fees and commission income		64	-
Key management personnel and their immediate relatives
Interest income			46	3
		~~W~~	2,849	2,232

(*1) Excluded from related parties due to the disposal.

(c) Key management personnel compensation

Key management personnel compensation for the three-month periods ended March 31, 2019 and 2018 were as follows:

		2019	2018
Short-term employee benefits	~~W~~	3,922	7,945
Severance benefits		111	111
Share-based payment transactions(*)		4,138	1,222
	~~W~~	8,171	9,278

(*) The expenses of share-based payment transactions are the remuneration expenses during the vesting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

29.  Related parties (continued)

(d) The guarantees provided between the related parties as of March 31, 2019 and December 31, 2018 were as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		2019	2018	Account
Shinhan Bank	KTB Newlake Global Healthcare PEF	~~W~~	339	849	Unused credit line
〃	BNP Paribas Cardif Life Insurance		10,000	10,000	Unused credit line
		~~W~~	10,339	10,849

(e) Details of collaterals provided by the related parties as of March 31, 2019 and December 31, 2018 were as follows:

Provided to	Provided by	Pledged assets		2019	2018
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	12,000	12,000
〃	Hyungje art printing	Property		120	-
			~~W~~	12,120	12,000

(f) Details of significant loan transactions with related parties for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

			2019
Classification	Company		Beginning	Loan	Recover	Other	Ending
Shinhan Bank	Nomura investment property trust No.19	~~W~~	11,966	-	-	-	11,966
〃	KTB Newlake Global Healthcare PEF		151	510	-	-	661

			2018
Classification	Company		Beginning	Loan	Recover	Other (*)	Ending
Shinhan Bank	Nomura investment property trust No.19	~~W~~	-	12,000	-	(34)	11,966
〃	KTB Newlake Global Healthcare PEF		-	151	-	-	151

(*) The effect of changes in allowance for doubtful accounts is included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

30. Interests in unconsolidated structured entities

(a)The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness.  The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc.  The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors.  The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of March 31, 2019 and December 31, 2018 are as follows:

		2019	2018
Total assets:
Asset-backed securitization	~~W~~	197,809,198	196,108,655
Structured financing		135,511,262	132,050,391
Investment fund		115,038,840	71,487,406
	~~W~~	448,359,300	399,646,452

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

30. Interests in unconsolidated structured entities (continued)

(b) Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of March 31, 2019 and December 31, 2018 are as follows:

		2019
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans measured at fair value through profit or loss	~~W~~	13,883	17,351	-	31,234
Loan at amortized cost		654,225	7,750,822	56,950	8,461,997
Securities at fair value through profit or loss		3,679,230	28,620	9,326,669	13,034,519
Derivatives		23,381	799	-	24,180
Securities at fair value through other comprehensive income		2,249,218	101,968	21	2,351,207
Securities at amortized cost		4,306,862	-	-	4,306,862
Other assets		5,126	71,398	227,444	303,968
	~~W~~	10,931,925	7,970,958	9,611,084	28,513,967
Liabilities:
Derivative liabilities	~~W~~	504	-	-	504
Other		4,354	1,561	-	5,915
	~~W~~	4,858	1,561	-	6,419

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

30.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of March 31, 2019 and December 31, 2018 are as follows (continued) :

		2018
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans measured at fair value through profit or loss	~~W~~	292	504,571	802,825	1,307,688
Loan at amortized cost		478,998	6,925,438	33,500	7,437,936
Securities at fair value through profit or loss		4,263,817	288,757	5,293,807	9,846,381
Derivatives		16,390	578	-	16,968
Securities at fair value through other comprehensive in come		2,244,364	91,316	32,279	2,367,959
Securities at amortized cost		4,277,675	-	-	4,277,675
Other assets		5,453	48,457	34,333	88,243
	~~W~~	11,286,989	7,859,117	6,196,744	25,342,850
Liabilities:
Derivative liabilities	~~W~~	111	-	-	111
Other		5,368	4,128	-	9,496
	~~W~~	5,479	4,128	-	9,607

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

30.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of March 31, 2019 and December 31, 2018 are as follows:

		2019
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	10,931,925	7,970,958	9,611,084	28,513,967
ABS and ABCP commitments		1,235,138	2,300	706,643	1,944,081
Loan commitments		1,036,731	727,858	26,100	1,790,689
Guarantees		81,420	148,545	-	229,965
Others		-	184,659	-	184,659
	~~W~~	13,285,214	9,034,320	10,343,827	32,663,361

		2018
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	11,286,989	7,859,117	6,196,744	25,342,850
ABS and ABCP commitments		1,395,417	2,300	602,594	2,000,311
Loan commitments		1,791,650	815,910	26,100	2,633,660
Guarantees		88,810	142,032	-	230,842
Others		-	49,464	-	49,464
	~~W~~	14,562,866	8,868,823	6,825,438	30,257,127

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

31. Measurement period adjustments for business combination

(a)	Orange Life Insurance Co., Ltd

(1) General information

On February 1 2019, the Group obtained control by acquiring 59.15% stake in Orange Life Insurance Co., Ltd. for cash of ~~W~~2,298,900 million, after obtaining approval from the Financial Services Commission on January 16, 2019. The main reason for the business combination is to strengthen the life insurance business in response to changes in the financial market environment.

(2) Identifiable assets acquired and liabilities assumed

Assets acquired and liabilities assumed by acquisition of Orange Life Insurance Co., Ltd as of acquisition date are as follows:

		Amount
Assets:
Cash and due from banks at amortized cost	~~W~~	538,792
Financial assets at fair value through profit or loss		1,573,453
Securities at fair value through other comprehensive income		11,111,395
Securities at amortized cost		9,388,860
Loans at amortized cost		2,588,588
Derivatives		13,934
Property and equipment		35,489
Intangible assets		38,475
Other assets		6,358,303
		31,647,289
Liabilities:
Liabilities under insurance contracts		22,812,726
Derivative liabilities		3,991
Other liabilities		5,962,610
		28,779,327
The fair value of the identifiable net assets	~~W~~	2,867,962

(*) The acquisition of Orange Life Insurance Co., Ltd. was tentatively accounted using the amounts of the identifiable assets and liabilities recognized by Orange Life Insurance Co., Ltd. at the time of the business combination.  The fair value assessment of identified and identifiable intangible assets and liabilities for allocation of considerations has not been completed, and goodwill amount may change depending on the result of the fair value assessment of identifiable assets and liabilities for allocation.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

31. Measurement period adjustments for business combination (continued)

(3) Goodwill

Goodwill recognized as a result of business combination is as follows:

		Amount
Considerations paid (cash)	~~W~~	2,298,900
Fair value of identifiable net assets		(2,867,962)
Non-controlling interests (*)		1,171,667
Goodwill	~~W~~	602,605

(*) The non-controlling interest in Orange Life Insurance Co., Ltd was measured as a proportionate shares of the non-controlling interest in the identifiable net assets of the acquisition during the three-month period ended March 31, 2019.

(4) Cost related to business combination

In connection with the business combination, the Group incurred a charge of W8,305 million, including legal fees and due diligence fees, which were recognized as expenses in the consolidated interim statement of comprehensive income.

(5) Net cash outflows due to business combination

Net cash outflows due to business combination for the three-month period ended March 31, 2019 are as follows:

		Amount
Considerations paid (cash)	~~W~~	2,298,900
Acquired cash and cash equivalents		(154,754)
	~~W~~	2,144,146

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

31.  Measurement period adjustments for business combination (continued)

(b)	Prudential Vietnam Finance Co., Ltd

(1) On January 22, 2019, the Group has acquired control by acquiring 100% stake in Prudential Vietnam Finance Co., Ltd in Vietnam. The purpose of the acquisition is to expand its new market through credit loan business.

(2) Identifiable net assets

The assets and liabilities of Prudential Vietnam Finance Co., Ltd as of the acquisition date are as follows:

		Amount
Assets:
Due from banks	~~W~~	12,271
Loans		259,082
Properties and equipment		4,163
Intangible assets		5,629
Other assets		12,258
Liabilities:
Deposits		(211,325)
Other liabilities		(19,036)
The fair value of the identifiable net assets	~~W~~	63,042

(3) Considerations paid and goodwill

(i) Fair value of considerations paid

Amount
Accounts payable	~~W~~	170,194

(ii) Goodwill

Acquired goodwill of subsidiary is as follows, and goodwill is recognized as it is expected to strengthen its competitiveness by obtaining a local business network in Vietnam:

		Amount
Consideration paid (cash)	~~W~~	170,194
Fair value of identifiable net assets		(63,042)
Goodwill	~~W~~	107,152

(*) The Group has calculated goodwill based on the acquiree’s financial statements as of December 31, 2018, because the reliable financial information of acquiree was not available at the date of acquisition on January 22, 2019. However, there is no transaction that has significant effects on the carrying amount of net assets of Prudential Vietnam Finance Co., Ltd during the period from the date of acquisition to the date of record

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(In millions of won)

32. Events after reporting period

(a) Acquisition of a new subsidiary.

The Group has entered into a share purchase agreement to acquire a 60% stake in Asia Trust Co., Ltd. during the year ended December 31, 2018. The Financial Services Commission approved the acquisition of the subsidiary on April 17, 2019, and the acquisition process was completed on May 2, 2019.

(b) Capital increase

The Board of Directors approved the issuance of convertible preferred stock of ~~W~~750 billion at the meeting held on May 2, 2019. Investors may request a conversion from one year after the date of issue to the day before the four-year date, and convertible preferred stocks that have not been converted by the four years will automatically be converted to ordinary stock on the four-year date.

33. Transition effects arising from changes in accounting policies

With application of K-IFRS No.1116 ‘Leases’, the Group recognized lease liabilities in relation to leases that had previously been classified as operating leases in accordance with K-IFRS No.1017. These liabilities were measured at the present value of the future lease payments at the lessee's incremental borrowing rate on January 1, 2019. The lessee's incremental borrowing rates applied to the lease liabilities are between 2.06% and 8.96% on January 1, 2019. The difference between the amount of operating lease agreements disclosed as of December 31, 2018 discounted at the Group’s incremental borrowing rate and the lease liabilities recognized at the date of initial application is as follows:

		Amount
Operating lease agreement disclosed as of December 31, 2018	~~W~~	633,998
Amount discounted using the Group's incremental borrowing rate		615,321

Less:
Low-value leases recognized as current expenses through the straight-line method		(4,329)
Value-added tax		(51,429)
		(55,758)
Lease liabilities recognized at the beginning of the period	~~W~~	559,563

Right-of-use assets were measured by adjusting the amount of prepaid or unpaid lease payments in relation to leases recognized in the statement of financial position as of December 31, 2018 at the same amount as the lease liability. As a result, property, plant and equipment increased by ~~W~~597,120 million at the beginning of the year, and prepaid expense, unearned revenue and accrued expenses decreased by ~~W~~43,616 million, ~~W~~5,197 million and ~~W~~862 million, respectively.